

OPINION RESEARCH CORPORATION℠



65 Years of Continued Service




65
years

Founded in 1938, Opinion Research Corporation is a pioneering leader in the science of market and social research. Through our worldwide data-collection network, we provide services in a number of broad categories.

- social research, which is primarily sponsored by government agencies. Much of this work is health and demographic research, done under long-term contracts.

- commercial market research and related consulting services. For example, we perform surveys for businesses who want to understand consumer attitudes about their products. With this data, we are well equipped to advise clients on other key business decisions such as branding and customer loyalty programs.

- teleservices. This segment is currently adding inbound answering services, which have much greater potential for growth, to its traditional outbound calling services. Our new communications network will allow the instantaneous balancing of our highly-skilled operators from outbound calling to inbound service, based on changes in demand.

A key element of our growth strategy is to leverage the core research done by our professionals around the world to provide value-added consulting services. In their decision-making processes, our clients, in both public and private sectors, rely on us for more than just survey data. They also look to us to evaluate and measure the success of their efforts with analysis that makes a discernible difference in their performance. Opinion Research Corporation provides businesses, governments, and social institutions worldwide with Insight Beyond Measure®.

contents

cover design: Celia Khan, SHS, a division of ORC Mac



of continued

service


Revenues
(in Millions)
$180
$150
$120
$90
$60
$30
$0
'98
'99
'00
'01
'02


Net Cash Provided by Operating Activities
(in Millions)
$12
$10
$8
$6
$4
$2
$0
'98
'99
'00
'01
'02

in thousands except per share amounts	2002	2001	2000	1999	1998
Revenues	$ 175,260	$ 176,909	$ 160,909	$ 118,621	$ 73,167
Operating Income*	$ 4,285	$ 8,825	$ 11,652	$ 8,463	$ 2,340
Net Income (loss)*	$ (2,913)	$ 1,616	$ 3,304	$ 2,424	$ (170)
Diluted EPS*	$ (0.49)	$ 0.27	$ 0.65	$ 0.56	$ (0.04)
Diluted Shares	5,949	5,992	5,053	4,332	4,202

* Amounts for 2002 include a goodwill impairment charge of $5,938. Amounts for 1998 include an unusual charge of $2,470.

intellectual **capital**, expertly applied



To Our Shareowners:

Although 2002 was a challenging year, I am pleased to report that it was also a year of notable accomplishments for our Company. Despite the continuing weakness in the economy, particularly in the commercial sector in the United States, we were able to maintain a stable level of revenue while improving cash flow and reducing debt. This was due to the diverse mix of our clients, the global scope of our capabilities and solid growth in the social research sector where our revenues increased by 10.7 percent.

For 2002, revenues were $175.3 million, essentially flat compared to revenues of $176.9 million in 2001. Despite this short-term leveling of revenue growth, our Company has historically demonstrated considerable top-line expansion with a five-year growth rate of 25 percent.

After a $5.9 million charge for goodwill impairment, our Company experienced a net loss for the year of $2.9 million, or $0.49 per diluted share, versus net income of $1.6 million, or $0.27 per diluted share in 2001. Net income would have been $3.3 million, or $0.55 per diluted share, excluding the goodwill impairment charge and the cumulative effect of an accounting change. Significantly, because the goodwill impairment is a non-cash expense, it does not affect cash flow from operations, which remains strong. This cash was used primarily to reduce debt. As of December 31, 2002, total debt was $46.9 million, a reduction of $8.5 million, or 15 percent, since year-end 2001.

John F. Short
Chairman,
Chief Executive Officer
& President

HISTORICAL SUCCESS—ADAPTING TO THE MARKET

On October 26, 2003, we will celebrate the 65th anniversary of our Company, a significant achievement. From our beginnings in 1938, a key component of our long-term success has been our ability to apply intellectual capital across a marketplace that is continually changing. We have been able to recognize market opportunities for growth and to adapt quickly and adroitly in order to capitalize on them.

recognizing market opportunities for growth



Over our corporate lifetime, we have gained extensive experience in business-to-business and consumer survey research, strategic consulting and complementary services in both the public and private sectors. This experience has taught us that success - as measured by improved performance -- is achieved only by the practical application of market intelligence and knowledge. We've learned that information is essential but is not the end-point. This perception, the cornerstone of our approach to conducting business, is valid both to our client engagements and to us as a firm.

Our early years, like the rest of our history, were characterized by a consciously diversified portfolio of services that can be adapted to changing demands from our clients. For example, as the consumer marketplace was evolving and major retailers were reformulating their strategies for growth and additional channels of distribution, we completed in 1938 our first-ever assignment, "What America Thinks of the Chain Store," for Sears Roebuck. Similarly, in an era of intensifying political strife around the world, we launched into public policy research and completed our first political poll in 1941, analyzing the U.S. presidential campaign between Franklin Roosevelt and Wendell Wilkie. In the private sector, with corporations becoming increasingly aware of the value of brands as a competitive advantage, we began testing advertising copy and, for our client Texaco, asked the American public their opinion on such now-familiar brand names as "Fire Chief" and "Sky Chief."

In 1943, as an extension of our public policy research, we launched the ORC Public Opinion Index, a remarkably influential publication for senior executives comprised of our studies of basic opinion trends affecting business. Subjects featured in the Index included the environment, globalization and similar breakthrough socio-politico topics. Also, as farsighted corporations began to realize the significance of their internal constituencies, we conducted the first-ever employee research for General Motors in 1945 - further evidence of our diverse capabilities.

In the 1950s, our clients understood that superior market intelligence was required to distinguish themselves in a marketplace of increasingly sophisticated consumers and business buyers. In response, the scope of our offerings continued to expand. Our staff conducted research programs in a variety of fields, from what consumers thought of a new line of Fall clothing to the community image of a large corporation. At the end of the decade, we conducted our first Tastemaker research, which explored how new products and services enter into the mainstream of consumer acceptance. We also began the first of our biennial studies in which financial security analysts across the United States evaluate major industries and companies.

During the following decade, reflecting the widespread turmoil of the times and the primacy of politics in the American culture, we again became a major force in political polling. Our consultants regularly appeared on network television news programs in the United States to explain the results of national elections and their implications for domestic and international public policy.

application of practical *market* intelligence

Our social research expanded considerably in the 1970s and 80s, when we conducted much research in the public sector, primarily for departments of the U.S. federal government. Topics for these studies ranged from public attitudes toward energy conservation, drug abuse and nutrition for the elderly to perceptions of the metric system and business usages of embossed envelopes. We also expanded our portfolio of offerings by providing the research-based market intelligence for the consulting clients of our corporate owner, Arthur D. Little.

During the past decade, as an independent public company, we've opened offices in the UK, Asia and Mexico in response to our clients' growing demands for global scope. We've also greatly extended our core competencies beyond traditional commercial market research with the acquisition of ORC ProTel, a leading provider of telephonic customer acquisition, and of ORC Macro, which specializes in research and evaluation; communications/social marketing; training, consulting and technical assistance; and information technology primarily in the public sector.

Today, in our 65th year, recognition of our long-term financial and operational performance continues. In 2002, Opinion Research Corporation was named one of Fortune Small Business's "100 Fastest-Growing Small Companies." This marks the second consecutive year that the company has achieved this prestigious acknowledgment.

THE YEAR IN REVIEW AND A LOOK AHEAD

As we assess our accomplishments over the past year, it is important to consider the fundamental goals of Opinion Research Corporation. Our business model is designed to establish and grow recurring revenue sources from each of our customer constituencies. As such, we have established the following goals:

- To be recognized as an essential element of the decision making process for our clients
- To be the leader in worldwide research and value-added consulting
- To increase revenues and improve profitability for our shareowners

Value Proposition

The decision-making processes of the clients we serve, both public and private sector, rely on field research and the insights that such information provides. Rather than just providing data, we give them the tools to evaluate options and gauge the success of their efforts. For example, since 1983 we have assisted the U.S. Department of Education in the massive data analysis needed to determine eligibility and the size of grants for the Pell Grant program, the major post-secondary aid program for low-income students. We also provide software testing, utilizing our historical application database for simulation purposes. Simply put, we give clients the right information in the formats they prefer, when they need it.

insight
beyond
measure®

In the private sector, we help companies to market their products and services worldwide. Access to the direct reactions of consumers helps clients learn which marketing techniques generate the highest demand and are most suitable. Clients benefit further by obtaining buyer product-improvement recommendations. Our comprehensive service also includes consulting on various data-driven marketing functions. In the future, this could represent a more significant revenue opportunity for us.

Operational Highlights

We made progress last year despite the economic contraction. The clearest evidence of our progress is that we have added $13 million, or 6 percent to our backlog. Some of this is new business. However, the backbone of our success is client retention and contract renewals. Renewals, in particular, are a direct result of the consistent, exceptional results that our clients quickly become accustomed to enjoying. Renewals often result in expanded projects. As for new business, we work extremely hard to convert new wins into long-term relationships, by exceeding clients' expectations.

Clearly, the social research segment was the standout success story of 2002. The backlog in this segment grew by $16 million, or 8 percent, as we successfully competed for key project renewals, and added a number of important new projects.

- Our largest client continues to be the U.S. Agency for International Development (USAID). We have been conducting worldwide demographic and health surveys since 1985.

- A new addition to our hundreds of active projects worldwide involves adolescent reproductive health surveys in developing countries. Our network of survey specialists in more than 106 countries makes ORC uniquely qualified to manage such far reaching research.



higher **value** service offerings

- Extending beyond core research, ORC also conducts government-sponsored campaigns that promote better health. A typical example is the promotion of eye exams for diabetics, where blindness is a serious concern. This campaign is focused especially on minority groups where diabetes rates are high, but eye exam rates are low.

In contrast to our social research segment, the commercial market research division had a disappointing year. This segment serves large business clients. As many of you are aware, it is the severe cutbacks in business spending that have been one of the main drags on the U.S. economy for more than two years. Marketing expenses, in particular, have been significantly reduced by many large corporations. The result has been a 20 percent reduction in revenue from our U.S. business customers. Fortunately, we have a diverse, worldwide operation. Commercial research revenues from clients outside the U.S. actually increased by more than 7 percent.

Our global market research capabilities enable us to serve large, multinational consumer-product companies, who must understand the unique needs of customers in each of their markets.

- For a major automotive manufacturer, we are conducting a multi-year global tracking project. Last year, we conducted over 10,000 quantitative face-to-face and Internet interviews and 12 qualitative discussion groups in seven different countries. Results were analyzed to answer business questions regarding engineering, marketing, and advertising.



- Since 1982, we have provided a major quick service restaurant with research conducted simultaneously in more than 90 markets that enables management to amend local operational and marketing plans in a cost effective manner.

An important focus has been to increase our opportunities to provide higher-value consulting services, utilizing the intelligence gained through market research. In performing surveys for businesses who want to understand consumer attitudes, we are well equipped to advise these clients on other key decisions such as branding and customer loyalty programs. This blending of basic research with consulting is a core competency that we are building upon with additional talent.

According to the respected market research newsletter Inside Research, ORC has moved up on the global list from the 17th to the 15th largest market research firm worldwide. Their survey is based on reported global research revenues.


6%
increase
in backlog

In our teleservices division, progress was made in our strategic shift to "inbound" services. Although "outbound" calling will continue to be an important revenue source, growth opportunities lie in the efficient integration of both functions. Our new service, to be inaugurated in 2003, will allow the instantaneous balancing of our highly skilled operators from outbound calling to inbound service, based on changes in demand. This will allow us to extend the range of client services.

Operating Efficiencies

An important focus of 2002 has been to control costs and operate more efficiently. One of the best examples of this is the recently completed integration of our global call centers into one of the largest, highest-quality call center facilities in the market research industry.

The integration allows seamless load-balancing and skill-sharing among the 800 telephone interview stations contained in our eleven call-center locations around the world. We can now manage our resources more effectively, with any job capable of being serviced by more than one center.

This capability recently paid big dividends when we were unexpectedly asked to handle a large survey project by the National Oceanographic and Atmospheric Administration (NOAA). We did more than 78,000 NOAA interviews over a 14-day period. A number of our call centers pulled together to accomplish the project, handling record calling volumes.

Our newest call center, located in Hong Kong, was added to the network in mid-year. It is a multilingual, multicultural interviewing facility with languages including Mandarin, Cantonese, Japanese and English, further expanding our global research capability. It also improved quality and efficiency by eliminating the need to use subcontractors for a number of Asian research projects.

Looking Forward

We believe good reputations are built by delivering on commitments. We have built a reputation for market leadership, thought-leading expertise, and the ability to manage through dramatic technology change and economic cycles. But what will drive our future earnings growth?

First of all, because market research is essential to intelligent business decisions, we expect a significant rebound in our commercial business as the economy recovers. Growth rates in this segment, prior to the recession of 2001-2002, were approximately 10 percent per year, and we expect that long-term trend to return. When combined with the growth we have generated in our social research segment and planned growth in our inbound teleservices offering, we believe our business can produce double-digit organic revenue growth in the years ahead.

In addition, Opinion Research Corporation will continue to expand the reach of our services into new industry segments and geographical areas, such as China. This expansion will include acquisitions when the right opportunities arise. Our strategy is to continue to extend our worldwide infrastructure and leverage the advantages of our market leadership.

Most importantly, we are focusing on new, high-value service offerings that blend basic research with consulting. This is a core competency that few competitors can match. Since 1938, intellectual capital, expertly applied, has been our heritage and it will be the defining characteristic of continued success in the future.

In closing, I thank our customers for giving us the opportunity to be of service. We appreciate the trust you have shown in us, and promise to do everything we can to facilitate more effective decisions.

I thank our board members for their guidance and insight, and our employees, who work diligently to ensure that Opinion Research Corporation continues to advance.

And of course, I thank our shareowners, who have placed their confidence in us in spite of a difficult 2002. We pledge to manage your capital wisely.

Finally, and with extreme sorrow, I am sorry to report that James A. Bulvanoski, a member of the Board of Directors, died unexpectedly in February 2003. A Board member for three years, Jim consistently brought to our Company a level of business acumen and entrepreneurial energy that provided us with a clear, fresh and independent perspective. His contributions to Opinion Research Corporation, both professional and personal, will be profoundly missed.

March 19, 2003

John F. Short
Chairman, Chief Executive Officer, & President
Opinion Research Corporation

financial results

Insight Beyond Measure®

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to_______

Commission file number 0-22554

OPINION RESEARCH CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	22-3118960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
23 Orchard Road, Skillman, New Jersey	08558
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (908) 281-5100

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

Preferred Stock Purchase Rights
(Titles of Classes)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ___ No _X_

The aggregate market value of the common stock held by non-affiliates of the Registrant, based on the closing sale price of its common stock on June 28, 2002, the last business day of the Company's second fiscal quarter, as quoted on the Nasdaq National Market, was approximately $16,066,000.*

As of February 26, 2003, 6,042,802 shares of common stock, par value $.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement, which will be filed with the Securities and Exchange Commission in connection with the Registrant's 2003 Annual Meeting of Stockholders, are incorporated by reference into Part III of this report.

---

*Calculated by excluding all shares that may be deemed to be beneficially owned by executive officers and directors of the Registrant, without conceding that all such persons are "affiliates" of the Registrant for purposes of the federal securities laws.

OPINION RESEARCH CORPORATION

TABLE OF CONTENTS

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Except where the context indicates otherwise, the term "Company" refers to Opinion Research Corporation and its subsidiaries. All dollar amounts presented in this Annual Report on Form 10-K are in thousands unless indicated otherwise. Readers of this report should review carefully the information contained under the headings "Risk Factors" and "Forward-looking Statements" in Part II.

PART I

Item 1. Business

General

Opinion Research Corporation (the "Company") was established in 1938 to apply the principles of general public opinion polling to marketing issues facing America's largest companies. The Company has evolved to provide social research, market research, information services, marketing services, and telemarketing. The Company performs public sector primary research and provides information technology, communications, and other consulting services, primarily to agencies of the United States federal government and state and local governments. The Company also assists its commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, market demand and forecasting, and corporate image and competitive positioning. The majority of the Company's governmental projects are in the areas of health, education, and international aid. The Company's telemarketing services consist principally of outbound customer acquisition services.

The Company completed its initial public offering in October 1993. Between 1993 and 1997, as part of its globalization strategy, the Company established its presence in the United Kingdom, Asia and Mexico through various acquisitions. In January 1998, the Company acquired ProTel Marketing, Inc. ("ORC ProTel" or "ProTel"), a high quality telemarketing company based in Lansing, Illinois. In May 1999, the Company acquired Macro International Inc. ("ORC Macro" or "Macro"), a predominately public sector research, consulting and technology company based in the Washington, D.C. area. The Macro acquisition substantially increased the Company's presence in the public sector. In September 2000, the Company acquired C/J Research, Inc. ("C/J"), and in November 2000, acquired Social & Health Services, Ltd. ("SHS"). The two acquisitions in 2000 provided expansion opportunities for the Company in the areas of consumer research, social research and information management.

The Company collects customer, market, and demographic information through computer-assisted telephone interviews, internet based data collection techniques, personal interviews, mail questionnaires and specialized techniques such as business panels. Management believes that the Company's extensive expertise with regard to certain business and social issues enables it to provide reliable customer, market, and demographic information and advisory services to clients. The Company also believes that its recognized name and long-standing reputation enable it to obtain information from senior executives who are difficult to access.

The Company's strategy for market research focuses on client projects that require periodic updating and tracking of information, thereby creating the potential for higher-margin

recurring revenues. The portion of the Company's market research revenues from such projects was approximately 61% in 2002.

The Company's Services and Products

The Company offers a variety of services and products to assist clients with their strategic and tactical decisions as well as their plans for marketing products and services.

Services

Advanced Analytics & Data Modeling. The Company's diagnostic and statistical models are among the most sophisticated in market research. By focusing on its clients' business issues and the application of the right analytic tools, the Company can effectively transform data and analyses into intelligence and insight.

Communications and Marketing Services. The Company provides full service communications and marketing services to private, not-for-profit, and government organizations. These services include strategic planning; communication and marketing campaign development; brochure design and production; print, radio and television advertising; web site development and management; brand development; public relations; video development and broadcasting; clearinghouse, warehousing and fulfillment services, and inbound, web-enabled call center services.

These services are mainly concentrated in public health and education arenas where the Company has won awards for their success in areas such as the reduction of drug, tobacco and alcohol use among teens, and the prevention of school violence.

Corporate Reputation & Branding. The Company works with clients worldwide to manage their corporate and brand images; identify and achieve optimal positioning in the marketplace; and strengthen equity with customers, employees and the financial community. The strength of a client's image or reputation is identified through interviews with constituency groups with whom the client interacts and whose decisions influence the client's success. These groups may include customers, potential customers, distributors, suppliers, the media and the investment community.

Customer Loyalty & Retention. The Company assists its clients in quantifying customer loyalty and increasing customer retention. By capturing and analyzing the perceptions and experiences of its clients' prospects, clients, and employees, the Company provides analysis and feedback on customer loyalty which drives superior customer retention and business performance. The Company provides its clients with information on the elements of products or services which are most important to their customers; on how well these products and services compare to the competition; and on which customers will continue to purchase and recommend such products and services.

Data Collection & Processing. The Company's telephone interviewing call centers in North America, Europe and Asia combine research expertise and advanced telecommunications technology. These facilities, staffed with multilingual interviewers, use the Computer Assisted Telephone Interviewing (CATI) system, which provides clients with highly efficient and cost effective data and information collection. The Company also utilizes internet based data collection techniques.

Demographic and Health Research. The Company manages international research programs in developing nations for organizations such as The United States Agency for International Development ("USAID"), the World Health Organization ("WHO"), and UNICEF. By providing information for informed decisions in population, health and nutrition, it supports a range of data collection options that can be tailored to fit specific monitoring and evaluation needs of government organizations. These include a variety of population and facility-based surveys, secondary data analyses and other specialized research such as qualitative, education and gender-based studies.

Employee Survey Programs. The Company provides comprehensive employee-related research services to measure satisfaction, increase staff retention, reduce hiring and training costs, and improve customer service. Using proprietary computer software, exclusive multi-industry benchmarking databases and a combination of quantitative and qualitative methodologies, the Company works with clients to identify strengths and weaknesses. The Company implements all stages of program management, from questionnaire design and processing through reporting, final analysis and recommendations for action.

Information Technologies. The Company offers a variety of technology-based services and products. These include computer security products, such as Internet firewalls; software testing and quality assurance, instructional product development for interactive multimedia, computer-based instruction, decision-support systems, computer-based textbooks, and products for individuals with special learning needs; and advanced Web services, including a number of proprietary Web applications, database development and management, and dynamic information retrieval.

Management Consulting. The Company offers a full spectrum of services to address opportunities and problem areas, and to ensure that client organizations can meet future challenges effectively. The Company's methods and expertise produce strategies, plans and interventions that fit the values, cultures and needs of the client organization and its managers. The Company's focus is on sound analysis, with effective support in implementing recommended strategies and solutions and ensuring capacity within the client organization so that continuing outside assistance is not required.

Market Assessment. The Company works with clients worldwide to analyze and forecast market demand for new products and services. The Company combines sophisticated analytic techniques with global reach to provide clients with insight regarding optimal

product/services configuration and pricing, as well as market size information. This work supports clients' business planning and capital generation for new ventures.

Public Sector Research. The Company provides research and evaluation services to local and national governments and to international organizations. Among the services provided are communication studies; cost, cost benefit & cost effectiveness analysis; customer satisfaction & loyalty studies; ethnography; experimental & quasi-experimental research; needs assessments; outcome & impact studies; performance measurement; policy research; process & implementation studies; secondary data analysis & data mining; and survey research.

Training & Educational Technologies. The Company offers a full spectrum of training services to help organizations adapt to and capitalize on changing circumstances. All courses and training services are supported by the Company's research and management consulting services in the subject areas offered. The Company uses adult learning methodologies, instructional system design, electronic performance support systems and highly skilled facilitators who provide interactive, experiential-based training. The Company is also a leader in applying technology to educational and learning needs and in developing and producing distance learning programs, multimedia materials and expert systems.

Industries

Automotive. Utilizing research methodologies developed for its automotive industry clients, the Company has extensive experience working with a wide range of companies around the world, including vehicle manufacturers, original-equipment-manufacturers suppliers, dealers, distributors, trucking companies and heavy equipment manufacturers.

The Company provides sophisticated segmentation research and long-term studies on retail sales and service; brand image and equity; product development, design and performance; and dealer/manufacturer relations. The Company's exclusive consumer market analysis evaluates and tracks customer needs as they relate to new vehicle purchases, financing and leasing, buying behavior, and brand loyalty.

Financial Services. The Company provides market and customer intelligence to banks, securities brokerage firms, insurance companies and other financial institutions across a number of business issues: customer loyalty and retention, image management, market segmentation and positioning, new product development, pricing strategy, corporate branding, and customer database management.

By focusing its research efforts on key customer segments – such as high net worth individuals, corporate treasurers, active investors, policyholders, etc. – the Company can determine the specific factors that influence the target groups' decisions, and design strategies to attract, retain and motivate them effectively.

Health Care. The Company's services include surveys and evaluations to determine patient satisfaction, market segmentation, customer acquisition, competitive analysis,

community needs assessment, and corporate positioning. For pharmaceutical companies, HMOs, hospitals, and health care providers, the Company also conducts loyalty and retention modeling research as part of its clients' patient and employee satisfaction programs.

Through its innovative methodologies, such as proprietary panels, the Company establishes ongoing dialogues with difficult-to-reach decision-makers such as physicians, plan and hospital administrators and benefits managers.

Retail and Trade. To shape marketing strategy, the Company's areas of specialization include understanding the determinants of store choice; customer loyalty and satisfaction; mystery shopping; segmentation and positioning; store location, layout, design and product positioning; merchandise performance; development and appraisal of individual outlets and sites; and diversification into new markets, both domestic and international.

The Company also works in partnership with manufacturers and suppliers of consumer goods to understand the needs, behavior and attitudes of customers at all stages in the distribution channel. The Company's aim is to enhance the manufacturer/trade/consumer relationship.

Telecommunications and Information Technology. The Company provides market knowledge for a range of telecommunications and information technology companies, from wireless communications companies and telephone carriers to Internet service providers and computer hardware and software firms. Its services include market definition, segmentation, new product development, customer retention, corporate branding, usage analysis, and competitive profiling.

Among its services, the Company helps clients determine pricing and distribution systems, track service performance, gauge the success of products and services, design and configure new products, predict customer needs and define competitive positions in new markets.

Products

The following products are used by the Company to deliver some of the services listed above and are also marketed as stand-alone products:

Shared-Cost Programs. For over 30 years, the Company has conducted shared-cost telephone survey programs, marketed under the name "*CARAVAN*," in which questions from a number of clients are combined in a series of interview questionnaires. The *CARAVAN* programs provide multiple clients with high-quality, timely information at a relatively low cost.

The general public *CARAVAN* is a twice-weekly shared-cost national survey combining questions of clients such as advertising agencies, public affairs departments of large corporations and product managers. Typically, the information collected from the *CARAVAN* survey provides measurement and evaluation of advertising and products.

Customer Loyalty Plus (CL+) is the Company's system for measuring and building customer loyalty. The three-phase approach includes Assessment, which is designed to provide clients with a customized CL+ score that can be used over time to evaluate change; Planning, which consists of an action plan aimed at closing the identified gaps; and Improvement, during which the Company's professionals design and implement a specialized program tailored to the client's specific needs. The plan includes training, organization development and total quality management programs.

Marketing

Marketing and Sales-Support Program. In 2002, the Company continued to support strong business development initiatives worldwide, as well as build upon already comprehensive internal and external communications programs. The Company's business development efforts continued with the production of newsletters, position papers, direct marketing, seminars, advertising, media placements, web development, telemarketing and speaking platforms. These efforts have assisted in allowing the Company to access a large number of prospective clients worldwide and share its products, services, and capabilities.

Clients and Client Relationships

Some of the Company's largest clients in terms of revenues generated include America Online, Department of Health and Human Services, Department for Work and Pensions (U.K.), General Motors, IBM, National Institutes of Health, National Science Foundation, Sears Roebuck & Co., USAID, and U.S. Department of Education. In 2002, the Company served over 2,000 clients. For many clients, the Company performed multiple projects, sometimes for different subsidiaries or business units of the same client. In general, the Company's engagements are terminable by the Company's clients at any time, with the expectation of cost recovery for work completed by the Company.

The Company's largest single client, USAID, accounted for 11%, 11%, and 13% of the Company's revenues in 2002, 2001, and 2000, respectively. All revenues generated by the USAID relationship were for social research studies.

Competition

Many other firms provide some of the services and products provided by the Company, typically focusing on consumer markets. However, the Company believes that no single competitor offers a comparable combination of services and products.

For business to business market research, the Company believes that it competes for clients based on a variety of factors, including name recognition, reputation, expertise in a variety of industries, ability to access executives and other key constituencies, ability to collect accurate and representative data, ability to enhance the value of the data collected through analysis and consulting, technological competence, reliability, promptness and efficiency. In the Company's experience, its typical clients are interested in the quality and utility of the service received as well as price.

For consumer market research services, the Company regularly experiences significant competition from a large number of competitors, including marketing and research departments of various companies, advertising agencies and business consulting firms. Price, reputation, and quality of service are the dominant considerations.

For social research services, the Company competes with a large number of firms that vary in size as well as with not-for-profit organizations. The competition varies depending upon the agency for whom the work is being conducted and the services to be provided. Technical competence is the key differentiator.

For outbound telemarketing services, the Company competes with a large number of telemarketing companies. Quality and reliability of service are the key differentiators.

Segment Information

Information regarding financial data by operating and geographic segments is set forth in the Notes to Consolidated Financial Statements at Note 15, "Segments."

Backlog

As of December 31, 2002, backlog in the market research business of the Company was $13,825 as compared to $17,529 as of December 31, 2001. All of the 2002 backlog in the market research business is expected to be recognized as revenues by December 31, 2003. Social research backlog at December 31, 2002 was $215,632, as compared to $199,204 at December 31, 2001. Revenue from this backlog is expected to be recognized over the next five years. The Company's engagements generally are terminable by the Company's clients at any time, with the expectation of cost recovery for work completed by the Company.

Employees

As of December 31, 2002, the Company employed a total of approximately 1,500 full-time employees and 1,400 part-time hourly employees. The part-time employees work as telephone interviewers and data processors. Of the full-time employees, 960 are professionals engaged in direct client service, 370 are telemarketing representatives, and 170 are engaged in support, administration and executive oversight.

None of the Company's employees are subject to a collective bargaining agreement, nor has the Company experienced any work stoppages. The Company believes that its relationship with its employees is satisfactory.

Available Information

The Company files reports and other information with the Securities and Exchange Commission ("SEC") pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document the Company files at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's filings are also available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov.

The Company maintains a website, free of charge, at www.opinionresearch.com, which contains information about the Company, including links to the Company's annual report on Form 10-K, quarterly report on Form 10-Q, current reports on Form 8-K, and related amendments, which are available as soon as reasonably practicable after such reports are filed or furnished electronically with the SEC. The Company's website and the information contained in it shall not be deemed incorporated by reference to this Form 10-K.

Item 2. Properties

The Company's executive offices are located in approximately 45,000 square feet of leased space in Skillman (Greater Princeton), New Jersey. The term of the lease expires in August 2003. The Company leases additional facilities throughout the world. The following table sets forth certain information relating to these properties:

Operating Unit	Location	Facility Usage
U.S. Market Research	Skillman, New Jersey	Worldwide Headquarters, Research Location
	Maumee, Ohio	Research Location
	Arlington Heights, Illinois	Research Location and Telephone Interviewing Facility
	Tucson, Arizona	Telephone Interviewing Facility
	Tampa, Florida	Telephone Interviewing Facility
	Reno, Nevada	Telephone Interviewing Facility
U.K. Market Research	London, U.K.	U.K. Market Research Headquarters, Research Location, and Telephone Interviewing Facility
	Manchester, U.K.	Research Location
Asia Market Research	Hong Kong	Asia Market Research Headquarters, Research Location and Telephone Interviewing Facility
	Seoul, Korea	Country Headquarters, Research Location, and Telephone Interviewing Facility
	Taipei, Taiwan	Country Headquarters, Research Location, and Telephone Interviewing Facility
Mexico Market Research	Mexico City, Mexico	Country Headquarters, Research Location
Teleservices	Lansing, Illinois	ORC ProTel Headquarters, Telemarketing Facility
	Topeka, Kansas	Telemarketing Facility
	St. John, Missouri	Telemarketing Facility (currently idle)
	Dayton, Ohio	Telemarketing Facility
Social Research	Calverton, Maryland	Macro Headquarters, Research Location
	Burlington, Vermont	Telephone Interviewing Facility and Research Location
	St. Albans, Vermont	Telephone Interviewing Facility
	New York, New York	Research Location
	Bethesda, Maryland	Research Location
	Plattsburgh, New York	Telephone Interviewing Facility
	Atlanta, Georgia	Research Location
	Rockville, Maryland	Research Location and Multi-media Production Facility
	Columbia, Maryland	Warehouse

The Company presently has a combined total of 735 computer assisted telephone interviewing stations worldwide dedicated to market research and an additional 345 telemarketing stations. All of these facilities are equipped with state-of-the-art hardware and software. In a typical telephone interview or sale, the CATI system prompts the interviewer's sequence of questions or responses depending on the previous answers. All responses are recorded directly into the computer, avoiding the need for subsequent data entry and enabling prompt analysis of responses. The interviewees communicate with live interviewers at all times.

The Company believes that its properties are sufficient for its current operational needs. The Company is currently reviewing its options for the expiring lease in Skillman, New Jersey.

Item 3. Legal Proceedings

The Company is not a party to any material litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

Item 4A. Executive Officers of the Registrant

The following table sets forth certain information concerning the principal executive officers of the Company as of February 26, 2003.

Name	Age	Position
John F. Short	58	Chairman, President, and Chief Executive Officer
Douglas L. Cox	57	Executive Vice President and Chief Financial Officer
Kevin P. Croke	44	Executive Vice President and Director of Finance
Michael T. Errecart	53	President, Macro International Inc.
James C. Fink	59	Vice Chairman; Chief Executive Officer of Worldwide Market Research
Nigel P. Maxfield	45	Senior Vice President and Managing Director, O.R.C. International Ltd.
Frank J. Quirk	62	Chairman and Chief Executive Officer, Macro International Inc.
Ruth R. Wolf	65	Chief Executive Officer, ORC ProTel, Inc.

Mr. Short joined the Company as its Chief Financial Officer in 1989 and was appointed Vice Chairman in 1992. In 1998, Mr. Short was appointed President of the Company. In February 1999, Mr. Short assumed the roles of Chief Executive Officer and Chairman of the Board.

Mr. Cox joined the Company as Executive Vice President and Chief Financial Officer in October 1998. Prior to joining the Company, Mr. Cox spent ten years as Senior Vice President and Chief Financial Officer of Elf Atochem North America, Inc. Mr. Cox holds an MBA, with honors, from the Wharton School of the University of Pennsylvania.

Mr. Croke joined the Company in 1991 as Controller. Throughout the years Mr. Croke has served in various capacities in the Company's financial arena. In 1995, Mr. Croke was appointed Director of Finance. Mr. Croke holds an MBA from Case Western Reserve University.

Dr. Errecart joined the Company in 1999 with the acquisition of Macro, where he had served as its President since 1998 and Executive Vice President from 1994 to 1998. Dr. Errecart was appointed President of Macro in 1999. Dr. Errecart holds a Ph.D. in Mathematical Sciences from the Johns Hopkins University.

Dr. Fink joined the Company in 1982. Since 1990, Dr. Fink had held various managerial positions within the Company and was a member of the Board of Directors of the Company and Managing Director of the Company's corporate brand equity practice when he resigned in February 1999. Between 1999 and 2001, Dr. Fink was President of the worldwide brand research division of Enterprise IG. In July 2001, Dr. Fink rejoined the Company as Vice Chairman and Chief Executive Officer of Worldwide Market Research. Dr. Fink holds a Ph.D. in Economics from the Pennsylvania State University.

Dr. Maxfield joined the Company in 1996 with the acquisition of a U.K. division. In 1997, Dr. Maxfield was appointed Managing Director of O.R.C. International Ltd. Dr. Maxfield holds a Ph.D. in Applied Mathematics and Computing Science from the University of Sheffield.

Mr. Quirk joined the Company in 1999 with the acquisition of Macro, where he served, and continues to serve, as the Chief Executive Officer since 1980. In 2000, Mr. Quirk was elected as a member of the Board of Directors of the Company. Mr. Quirk holds an MBA degree from Cornell University.

Ms. Wolf joined the Company in 1998 with the acquisition of ProTel, which she co-founded in 1988. Ms. Wolf was appointed Chief Executive Officer of ORC ProTel in 1998. Ms. Wolf has over 30 years of experience in telemarketing.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

The Company's Common Stock is currently quoted on the Nasdaq National Market under the symbol "ORCI". Prior to August 2001, the Company's Common Stock was traded on the American Stock Exchange under the symbol "OPI". The table below sets forth the high and low prices for the Company's Common Stock (the "Common Stock") for each of the four quarters of 2002 and 2001:

	High	Low
2002		
Fourth Quarter	$6.150	$4.660
Third Quarter	6.000	4.700
Second Quarter	6.550	5.470
First Quarter	6.800	5.000
2001		
Fourth Quarter	$6.640	$2.890
Third Quarter	6.910	5.250
Second Quarter	7.600	6.100
First Quarter	7.700	4.875

The closing price of the Common Stock on February 26, 2003 was $5.04 per share. As of February 26, 2003, the Company had 86 holders of record of the Common Stock (approximately 694 beneficial stockholders).

Dividends

The Company has not paid any dividends on the Common Stock. The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying dividends on the Common Stock in the foreseeable future.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the Company's audited financial statements and notes which are listed herein under Item 15 and are included on pages F-1 through F-29.

	(In Thousands, Except Per Share Data) For the Year Ended December 31,				
	2002	2001	2000	1999	1998
Operating Data:					
Revenues	$ 175,260	$ 176,909	$ 160,909	$ 118,621	$ 73,167
Operating income (1)	$ 4,285	8,825	11,652	8,463	2,340
Income (loss) before provision for income taxes, cumulative effect of accounting change and extraordinary loss	$ (499)	$ 3,412	$ 5,971	$ 4,458	$ 469
Income (loss) before cumulative effect of accounting change and extraordinary loss	$ (2,621)	$ 1,616	$ 3,304	$ 2,514	$ (20)
Cumulative effect of accounting change, net of tax benefit of $0 (2)	(292)	-	-	-	-
Extraordinary loss on debt refinancings, net of tax of $60 and $133 (3)	-	-	-	(90)	(150)
Net income (loss)	$ (2,913)	$ 1,616	$ 3,304	$ 2,424	$ (170)
Weighted average common shares outstanding	5,949	5,762	4,692	4,244	4,202
Income (loss) before cumulative effect of accounting change and extraordinary loss per common share	$ (0.44)	$ 0.28	$ 0.70	$ 0.59	$ 0.00
Cumulative effect of accounting change per share	(0.05)	-	-	-	-
Extraordinary loss per common share	-	-	-	(0.02)	(0.04)
Net income (loss) per common share	$ (0.49)	$ 0.28	$ 0.70	$ 0.57	$ (0.04)
Adjusted weighted average common shares and assumed conversions	5,949	5,992	5,053	4,332	4,202
Income (loss) before cumulative effect of accounting change and extraordinary loss per diluted share	$ (0.44)	$ 0.27	$ 0.65	$ 0.58	$ (0.00)
Cumulative effect of accounting change per share	(0.05)	-	-	-	-
Extraordinary loss per diluted share	-	-	-	(0.02)	(0.04)
Net income (loss) per diluted share	$ (0.49)	$ 0.27	$ 0.65	$ 0.56	$ (0.04)
Balance Sheet Data:					
Total assets	$ 102,436	$ 112,916	$ 115,957	$ 91,966	$ 50,610
Total debt (4)	$ 46,892	$ 55,462	$ 51,842	$ 47,438	$ 18,320
Redeemable equity	$ 8,900	$ 8,900	$ 8,900	$ -	$ -

(1) In the fourth quarter of 2002, the Company recorded a non-cash impairment charge of $5,938 to reduce the carryin; value of goodwill in the U.S. market research reporting unit

(2) On January 1, 2002, the Company recorded a goodwill impairment loss in its Mexican subsidiary of $292 as a cumulativ effect of a change in accounting principle upon adoption of Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets.*

(3) In the second quarter of 1999 and 1998, the Company recorded extraordinary losses of $90 and $150, net of tax benefit of $60 and $133, respectively, due to the write-off of unamortized loan origination fees associated with debt refinancings

(4) Amounts presented include capital lease obligations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was established in 1938 to apply the principles of general public opinion polling to marketing issues facing America's largest companies. The Company has evolved to provide social research, market research, information services, marketing services, and telemarketing. The Company performs public sector primary research and provides information technology, communications, and other consulting services, primarily to agencies of the United States federal government and state and local governments. The Company also assists its commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, market demand and forecasting, and corporate image and competitive positioning. The majority of the Company's governmental projects are in the areas of health, education, and international aid. The Company's telemarketing services consist principally of outbound customer acquisition services.

Results of Operations - 2002 compared to 2001

Revenues

Consolidated revenues for 2002 decreased $1,649, or 1%, to $175,260 from $176,909 in 2001. Revenues increased $10,162, or 11%, in the Company's social research business. Revenues decreased $2,870, or 16%, in the teleservices business. Revenues declined $8,263, or 20%, in U.S. market research, and increased $619, or 3%, in U.K. market research. In all cases, the increase or decrease in revenues in the various operating segments is primarily due to higher or lower demand for services, with approximately $4,300 of the decline in U.S. market research revenues arising from the non-renewal of two client contracts and $3,700 from the reduced scope of three client contracts.

The Company expects that social research revenues will continue to expand as evidenced by increased backlog. Any improvements in U.S. market research and teleservices revenues over 2002 are dependent upon a better economic and business climate.

Cost of Revenues

Consolidated cost of revenues decreased $820, or 1%, to $120,705 in 2002 from $121,525 in 2001. Gross profit as a percentage of revenues was stable at 31% in both 2002 and 2001. For the social research business, cost of revenues increased 11% from $69,816 in 2001 to $77,394 in 2002 and the gross profit percentage was stable at 27% in both 2002 and 2001. Consistent with the decline in revenues, cost of revenues decreased 20% from $27,832 in 2001 to $22,231 in 2002 in U.S. market research and the gross profit percentage was stable at 33% in both 2002 and 2001. For U.K. market research, cost of revenues increased 6% from $11,644 in 2001 to $12,316 in 2002 and the gross profit percentage declined from 37% in 2001 to 35% in 2002, primarily as the result of higher subcontracting costs. In the teleservices business, cost of revenues decreased 17% from $9,379 in 2001 to $7,761 in 2002, reflecting the lower volume of client services. The gross profit percentage improved slightly from 49% in 2001 to 50% in 2002.

The Company does not expect a significant improvement in the gross profit percentage unless the economic and business climate results in improved U.S. market research and teleservices revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased $1,608, or 4%, to $39,736 in 2002 from $38,128 in 2001. The increase is mainly attributable to higher compensation and occupancy expenses. As a percent of revenues, SG&A increased to 23% from 22%.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by $3,835 to $4,596, or 5%, in 2002 from $8,431 in 2001. The adoption of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement 142") at the beginning of 2002 which eliminated the amortization of goodwill, accounted for $3,738 of this decrease.

Goodwill Impairment Charge

In October 2002, as part of its annual impairment test based on Statement 142, the Company engaged an independent valuation firm to determine if there had been an impairment of the goodwill associated with the Company's U.S. market research business. The analysis performed by the independent valuation firm indicated that the recorded book value of the U.S. market research reporting unit exceeded its fair value, as determined by a weighting of comparable company analyses and discounted cash flow models. Upon completion of such assessment, the Company recorded a non-cash impairment charge of $5,938 to reduce the carrying value of goodwill in the U.S. market research reporting unit. See Note 3 to Consolidated Financial Statements "Goodwill and other intangibles" for additional information.

Interest and Other Non-Operating Expenses

Interest and other non-operating expenses decreased $629, or 12%, to $4,784 in 2002 from $5,413 in 2001. The decrease is due to a decrease in interest expense of $797, resulting from lower interest rates and reduced borrowings, partially offset by an increase of $168 in other non-operating expenses resulting from unfavorable foreign currency fluctuations.

Provision for Income Taxes

The provision for income taxes for 2002 and 2001 was $2,122 and $1,796, respectively. The provisions for these years are higher than the amounts that result from applying the federal statutory rate to income before income taxes, reflecting the absence of any tax benefits associated with the goodwill impairment charge in 2002, the non-deductibility of goodwill amortization in 2001, and for both years, the impact of state taxes.

Cumulative Effect of Accounting Change

With the adoption of Statement 142 on January 1, 2002, the Company recorded as a cumulative effect of a change in accounting principle, goodwill impairment related to the Company's Mexican subsidiary of $292, or $(0.05) per share.

Net Income (Loss)

Net income (loss) for 2002 and 2001 was $(2,913) and $1,616, respectively.

Results of Operations - 2001 compared to 2000

Revenues

Revenues for 2001 increased $16,000, or 10%, to $176,909 in 2001 from $160,909 in 2000. The acquisitions of C/J and SHS (the "Acquisitions") accounted for $21,408, of this increase. Excluding the impact of the acquisitions, revenues declined $4,130, or 3%, in the research business, of which $1,176 was due to the appreciation of the U.S. dollar, and $1,278, or 6%, in the teleservices businesses, with both segments experiencing lower demand for services.

Cost of Revenues

Cost of revenues increased $15,550, or 15%, to $121,525 in 2001 from $105,975 in 2000. The Acquisitions accounted for $16,855 of this increase. Excluding the impact of the Acquisitions, cost of revenues in the research business declined $461. Before the impact of the appreciation of the U.S. dollar against other currencies, which reduced cost of revenues by $817, cost of revenues in the research business increased $356 reflecting inefficiencies at the lower level of service provided. In the teleservices business, cost of revenues decreased $844, or 8%, reflecting the lower level of services provided.

Gross profit as a percentage of revenues for the Company decreased to 31% in 2001 from 34% in 2000 due to the impact of the Acquisitions, for which the gross profit percentage for 2001 was 23%. Excluding the impact of the Acquisitions, the gross profit percentage for the research business decreased to 31% in 2001 from 32% in 2000 and the gross profit percentage for the teleservices business increased to 49% in 2001 from 48% in 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased $2,124, or 6%, to $38,128 in 2001 from $36,004 in 2000. The Acquisitions resulted in an increase in SG&A of $2,635. As a percent of revenues, consolidated SG&A decreased to 21.6% in 2001 from 22.4% in 2000.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $1,153, or 16%, to $8,431 in 2001 from $7,278 in 2000. The Acquisitions accounted for $679 of the increase. Earnout payments made in connection with prior acquisitions resulted in a $473 increase in goodwill amortization. Depreciation and amortization on a consolidated basis increased to 4.8% of revenues in 2001 from 4.5% in 2000.

Interest and Other Non-Operating Expenses

Interest and other non-operating expenses decreased $268, or 5%, to $5,413 in 2001 from $5,681 in 2000. The decrease is due to a decrease in interest expense of $114, resulting from lower interest rates offset in part by additional borrowings to fund one of the Acquisitions and acquisition related payments, and a decrease of $154 in other non-operating expenses.

Provision for Income Taxes

The provision for income taxes for 2001 and 2000 was $1,796 and $2,667, respectively. The provisions for these years are higher than the amount that results from applying the federal statutory rate to income primarily because of amortization of non-deductible goodwill generated from acquisitions throughout the years and the impact of state taxes.

Net Income

Net income for 2001 and 2000 was $1,616 and $3,304, respectively.

Liquidity and Capital Resources

As of December 31, 2002, working capital was $14,733. Net cash generated by operations for 2002 was $10,495 as compared to $9,350 in 2001. For 2002, the net cash provided by operating activities was primarily generated by a net loss, after adjusting for depreciation and amortization, goodwill impairment charge and other non-cash items, totaling $8,493, a net decrease in receivables of $3,125, and an increase of $2,551 in payables and accrued expenses, offset by an increase in other assets of $319 and decreases in deferred revenues of $2,397 and other liabilities of $958. For 2001, the net cash provided by operating activities was primarily generated by net income, after adjusting for depreciation and amortization and other non-cash items, totaling $9,888, and a decrease in receivables of $3,260, offset by decreases in payables and accrued expenses of $2,061.

Investing activities for 2002 included capital expenditures of $2,334 and acquisition related payments of $46. Investing activities for 2001 included capital expenditures of $3,934, earn-out payments of $8,726 to previous ProTel and Macro shareholders, and payments of $2,125 to previous shareholders of C/J and SHS based on their respective purchase agreements.

In 2002, financing activities included a net reduction in borrowings totaling $8,674 and proceeds from the sale of the Company's common stock under the Company's stock purchase plans and the exercises of stock options totaling $723. This compares to net borrowings of $3,539 and proceeds of $1,035 from the sale of common stock and the exercises of stock options in 2001.

On October 4, 2001, the Company amended its senior credit facility increasing the amount available under the revolving credit to up to $24,000 and shortening the maturity for both the revolving credit and the term notes to June 1, 2004 from May 31, 2005 (the "October 2001 Amendment"). Additionally, the October 2001 Amendment provided for an increase in the interest

rate to LIBOR plus 325 basis points or the financial institution's designated base rate plus 200 basis points.

On September 29, 2002, the Company further amended its credit facilities which, among other things, reduced the amount available under the revolving credit from $24,000 to $19,000 and amended certain near-term financial covenants to less restrictive amounts. As of December 31, 2002, the Company had approximately $5,985 of additional credit available under the amended facilities.

In February 2003, the Company completed another amendment to its senior credit facility (the "February 2003 Amendment") which further reduced the amount available under the revolving credit from $19,000 to $16,500 and amended certain future covenants to be less restrictive. Additionally, the February 2003 Amendment provides for an increase in the interest rate by 50 basis points to LIBOR plus 375 basis points or the financial institution's designated base rate plus 250 basis points. Upon signing the February 2003 Amendment, the Company had approximately $4,100 of additional credit available under the newly amended facilities.

In conjunction with the February 2003 Amendment, the Company also amended its subordinated debenture to increase the coupon rate from 12% to 12.5% and amended certain future covenants to be less restrictive.

The Company's senior credit facility will mature on June 1, 2004 and as is customary, may be accelerated if the Company is unable to meet various financial covenants. The Company expects to renegotiate its credit facilities during 2003, extending their maturities, and expects to meet the financial covenant requirements.

The Company entered into a joint venture agreement during 2001 for the purpose of developing new research-based products. In 2002, the Company contributed $1,085 in services and cash and, since inception, has contributed an aggregate of $1,155. All amounts funded to date have been expensed except for an investment of $79 in the joint venture which is included in other current assets in the Company's consolidated balance sheet.

There are no material capital expenditure commitments and no acquisition related commitments. The Company has no off-balance sheet financing arrangements. The Company believes that its current sources of liquidity and capital will be sufficient to fund its long-term obligations and working capital needs for the foreseeable future.

The following table represents the Company's contractual obligations as of December 31, 2002:

Payment Due by Period

Contractual Obligations	Total	Less than 1 year	2 -3 years	4-5 years	After 5 years
Accounts payable and accrued expenses	$ 16,991	$ 16,991	$ -	$ -	$ -
Short-term borrowings	6,000	6,000	-	-	-
Long-term debt	41,515	-	30,265	11,250	-
Capital leases	27	27	-	-	-
Operating leases	31,805	8,707	13,387	6,982	2,729
Total contractual obligations	$ 96,338	$ 31,725	$ 43,652	$ 18,232	$ 2,729

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances.

The Company believes that the implementation of the following critical accounting policies, used in the preparation of its consolidated financial statements, introduce the most significant levels of judgments and estimates.

Revenue Recognition

The Company recognizes revenues on the percentage of completion method for its social research and market research segments, which relies on a periodic determination of the ratio of costs incurred to total estimated contract costs. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a project can be made. Recognized revenue and profit are subject to revisions as the project progresses to completion. Revisions in profit estimates are reflected in income in the period in which the facts that give rise to the revision become known. These revisions could be material to the Company's results of operations. For the Company's teleservices business, revenues are recognized at the time services are performed.

Goodwill and Other Intangible Assets

The Company has significant intangible assets related to goodwill and other identifiable intangible assets, such as non-competition agreements. The determination of the related estimated useful lives involves significant judgments. Changes in those useful lives could be material to the Company's results of operations.

In assessing the recoverability of the Company's goodwill and other identifiable intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets. On January 1, 2002, the Company adopted Statement No. 142, *Goodwill and Other Intangible Assets*, which requires the Company to analyze its goodwill for impairment in 2002, and then on an annual basis thereafter. At the date of adoption, the Company reclassified assembled workforce intangible assets with an unamortized balance of $865 to goodwill and recorded as a cumulative effect of a change in accounting principle, goodwill impairment related to the Company's Mexican subsidiary of $292, or $(0.05) per share. During the year the Company identified other intangible assets with useful life that can no longer be determined. As a result, the Company reclassified $480 from other intangible assets to goodwill in the fourth quarter of 2002. In the fourth quarter of 2002, the Company recorded a non-cash impairment charge of $5,938 to reduce the carrying value of goodwill in the U.S. market research reporting unit. See Note 3 to Consolidated Financial Statements "Goodwill and other intangibles" for additional information.

Recent Accounting Pronouncements

In August 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company has adopted Statement 143 on January 1, 2003 and the adoption of Statement 143 will not have any material impact on the Company's results of operations, financial position or cash flows.

Effective January 1, 2002, the Company adopted Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The adoption of Statement 144 did not have an impact on the Company's results of operations, financial position or cash flows.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. Statement 148 amends Statement 123, *Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures

in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this Statement are effective for fiscal years ending after December 15, 2002 and have been incorporated into Note 1 to the consolidated financial statements "Summary of Significant Accounting Policies".

Inflation and Foreign Currency Exchange

Inflation has not had a significant impact on the Company's operating results to date, nor does the Company expect it to have a significant impact through 2003. The foreign currency exchange fluctuations did not have a material impact on the Company's operating results in 2002. In 2001 and 2000, the appreciation of the U.S. dollar versus the British pound had negatively affected the Company's operating results in both years. As the Company continues to expand its international operations, exposures to gains and losses from foreign currency fluctuations will increase. It has not been the Company's practice to enter into foreign exchange contracts, but such contracts may be used in the future if the Company deems them to be an appropriate resource to manage the Company's exposure to movements in foreign currency exchange rates.

Risk Factors

Readers of this report should be aware that the following important factors, among others, in some cases have affected, and in the future could affect, the actual operating results of the Company and could cause the Company's actual consolidated results for 2003 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company:

The Company's success depends on its ability to retain its existing clients and obtain new clients. The Company's clients generally may terminate the services it provides to them at any time. The loss of one or more of the Company's large clients or a significant reduction in business from such clients could have a material adverse effect on the Company. The existence of larger projects and long-term client relationships may increase the Company's reliance on particular projects and clients. In 2002, approximately 53% of the Company's revenue was generated by providing services to various U.S. governmental departments and agencies.

The Company's business may suffer if demand for its services declines. A number of factors that are beyond the Company's control can adversely affect the demand of the Company's existing clients for its services and impair its ability to attract new clients. These include marketing budgets, general economic conditions, consolidations, government spending, and other industry-specific trends. Changes in management or ownership of an existing client are factors that can affect the client's demand for the Company's services. As a result, the Company may provide different amounts of services to its clients from year to year, and these differences can contribute to fluctuations in the Company's operating results.

The Company's attempts to expand its operations into markets where the Company does not currently operate may not be successful and the Company's efforts to expand its international operations will be subject to added risks which are inherent in doing business abroad. Part of the Company's business strategy is to expand domestically and internationally, and to extend into related businesses through strategic acquisitions. There can be no assurance that the Company will be able to so expand or to identify targets for such acquisitions on terms attractive to the Company. Further, there can be no assurance that the Company's services will be sufficiently accepted to sustain its efforts to expand in selected international markets. International expansion will also subject the Company to risks inherent in doing business abroad, including adverse fluctuations in currency exchange rates, limitations on asset transfers, changes in foreign regulations and political turmoil. Furthermore, there can be no assurance that the Company will be able to integrate successfully the operations of any subsequently acquired company with its current operations.

The Company's business may suffer if the Company is unable to retain its key personnel. The Company is dependent upon the efforts and skills of certain key senior executives. The loss of the services of one or more of these individuals could have a material adverse effect on the Company. The Company does not currently maintain key man life insurance policies on any of the Company's executives other than John F. Short, the Company's chief executive officer, and the Company has employment agreements only with certain executive officers. Competition for senior management is intense, and the Company may not be successful in retaining key personnel or in attracting and retaining other personnel that the Company may require in the future.

The Company faces competition in its industry. The Company faces competition in connection with most of the individual services and products it provides. Although the Company believes that no single competitor offers a comparable combination of services and products, there can be no assurance that other companies, including some with greater financial resources than the Company, will not attempt to offer a range of services and products similar to those offered by the Company, or otherwise compete more effectively in the market research and information services industry. The Company regularly experiences significant competition for customers seeking market research services from a large number of competitors. These include market research companies, advertising agencies, and business consulting firms. The Company competes for public sector research services with a large number of firms that vary in size as well as with not-for-profit organizations. For outbound telemarketing services, the Company competes with a large number of telemarketing companies.

The Company does not currently pay dividends on its common stock and the Company does not expect to do so for the foreseeable future. The Company expects to retain its future earnings, if any, for the operation and expansion of its business, and to pay no cash dividends for the foreseeable future. The terms of the Company's current financing agreements prohibit the payment of dividends, and future agreements may also contain terms that limit the amount of dividends the Company may pay or prohibit any payment of dividends.

Anti-takeover provisions and the Company's right to issue preferred stock could make a third-party acquisition of the Company difficult. The Company's certificate of incorporation provides that the board of directors may issue preferred stock without stockholder approval. In addition, the Company's by-laws provide for a classified board, with each board member serving a three-year term. The board of directors has also adopted a stockholder rights plan, commonly referred to as a "poison pill." The issuance of preferred stock, the existence of a classified board, and the stockholder rights plan could make it more difficult for a third party to acquire the Company without board approval. These provisions could also limit the price that certain investors might be willing to pay in the future for the Company's common stock.

Trading Volume in the Company's Common Stock has historically been limited. There is a limited market for the Company's common stock. Selling the Company's shares may be difficult because smaller quantities of shares are bought and sold and security analysts' and the news media's coverage about the Company is limited. These factors could result in lower prices and larger spreads in the bid and ask prices for the Company's shares.

Forward-looking Statements

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this Annual Report on Form 10-K, are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, and include the following:

- statements relating to the Company's business strategy;
- the Company's current and future plans; and
- statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

These forward-looking statements are subject to risks, uncertainties, and assumptions about the Company and its operations that are subject to change based on various important factors, some of which are beyond the Company's control. The following factors, among others, could cause the Company's financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in its forward-looking statements:

- fluctuations in demand for the Company's services;
- competition;
- the Company's dependence on key personnel;
- government funding of social research projects;
- leverage and debt service (including sensitivity to fluctuations in interest rates);
- domestic and global economic, credit and capital market conditions;
- foreign exchange fluctuations;

- changes in federal or state tax laws or the administration of these laws;
- regulatory or judicial proceedings; and
- certain other risks described in this Annual Report on Form 10-K, including the risks presented under the heading "Risk Factors."

If one or more of the assumptions underlying these forward-looking statements proves incorrect, the Company's actual results, performance or achievements in future periods could differ materially from those expressed in, or implied by, the forward-looking statements contained in this Annual Report on Form 10-K. Therefore, the Company cautions the readers not to place undue reliance on its forward-looking statements.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, whether as a result of new information, changed assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The Company monitors its interest rate and foreign exchange rate exposures on an ongoing basis. Historically, the Company has entered into interest rate hedging contracts and will continue to evaluate their appropriateness. As of December 31, 2002, the Company was not a party to any interest rate hedging contracts.

It has not been the Company's practice to enter into foreign exchange contracts, but such contracts may be used in the future if the Company deems them to be an appropriate resource to manage the Company's exposure to movements in foreign currency exchange rates. The Company does not consider its current foreign exchange exposure, which is primarily related to changes between the U.S. dollar and the U.K. pound, to be material. Although the impact of changes in foreign exchange rates may be significant on the Company's revenues, cost of revenues and operating expenses when considered individually, the net impact on the Company's results of operations has not been significant.

The following table provides information about the financial instruments of the Company that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates as of February 26, 2003 by expected maturity dates.

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rate

	2003	2004	2005	2006	2007	There-After	Total	Fair Value 12/31/02
Liabilities								
Long-term debt including current portion:								
Variable rate debt	$6,000	$26,515	-	-	-	-	$32,515	$32,515
Average interest rate – LIBOR+3.75%								
Fixed rate debt – 12.5%			$3,750	$7,500	$3,750	-	$15,000	$13,346

Item 8. Financial Statements and Supplementary Data

The Company's financial statements, together with the report of the Company's independent auditors, are set forth beginning at page F-1 at the end of this Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Except as set forth under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, this information will be contained in the Company's definitive Proxy Statement with respect to the Company's Annual Meeting of Stockholders for 2003 ("2003 Proxy Statement"), to be filed with SEC within 120 days following the end of the Company's fiscal year ended December 31, 2002, and is hereby incorporated by reference thereto.

Item 11. Executive Compensation

This information will be contained in the Company's 2003 Proxy Statement, to be filed with SEC within 120 days following the end of the Company's fiscal year ended December 31, 2002, and is hereby incorporated by reference thereto.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 403 of Regulation S-K will be contained in the Company's 2003 Proxy Statement, to be filed with SEC within 120 days following the end of the Company's fiscal year ended December 31, 2002, and is hereby incorporated by reference thereto.

The following table provides information as of December 31, 2002 with respect to compensation plans (including individual compensation arrangements) under which the Company's equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	899,972	$6.51	967,217
Equity compensation plans not approved by security holders (2)	465,000	$5.93	-

(1) Amount includes shares reserved for issuance under 1997 Stock Incentive Plan, Opinion Research Corporation Employee Stock Purchase Plan, Opinion Research Corporation Stock Purchase Plan for Non-employee Directors and Designated Employees and Consultants, and the ORC Holdings, Ltd. Employee Share Ownership Plan. See Note 12 and Note 13 to Consolidated Financial Statements for additional information.

(2) Amount includes 200,000 non-plan options granted to two senior executives and 265,000 warrants issued to various investment advisors as a form of compensation.

Item 13. Certain Relationships and Related Transactions

This information will be contained in the Company's 2003 Proxy Statement, to be filed with SEC within 120 days following the end of the Company's fiscal year ended December 31, 2002, and is hereby incorporated by reference thereto.

Item 14. Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation within 90 days prior to the filing date of this report, that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in SEC's rules and forms. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the foregoing evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as part of this report.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or the required information is given in the Financial Statements or Notes thereto, and therefore have been omitted.

(b) Reports on Form 8-K

None.

(c) Exhibits

Exhibit No.

3.1 Amended and Restated Certificate of Incorporation of the Registrant - Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (No. 33-68428) filed with the Securities and Exchange Commission on September 3, 1993 (the "Form S-1").

3.2 Amended and Restated By-Laws of the Registrant - Incorporated by reference to Exhibit 3.2 to the Form S-1.

4.1 Rights Agreement, dated September 13, 1996, between the Registrant and StockTrans, Inc. - Incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on September 27, 1996.

4.2 Amendment to Rights Agreement dated August 8, 1998 - Incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K").

4.3 Amendment No. 2 to Rights Agreement dated September 1, 2001 - Incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2000 (the "2000 8-K").

4.4 Opinion Research Corporation Designation of Series B Preferred Stock - Incorporated by reference to Exhibit 4.1 to the 2000 8-K.

4.5 Opinion Research Corporation Designation of Series C Preferred Stock - Incorporated by reference to Exhibit 4.2 to the 2000 8-K.

*10.1 Employment Agreement between the Registrant and John F. Short - Incorporated by reference to Exhibit 10.12 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "1999 10-Q").

*10.2 Employment Agreement between the Registrant and Douglas L. Cox dated January 23, 2002 – Incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K").

*10.3 Employment Agreement between the Registrant and Frank J. Quirk dated January 25, 2002 - Incorporated by reference to Exhibit 10.2 to the 2001 10-K.

*10.4	Employment Agreement between the Registrant and James C. Fink dated January 28, 2002.
*10.5	Employment Agreement between the Registrant and Kevin P. Croke dated January 23, 2002.
*10.6	Employment Agreement between ORC International Ltd. and Nigel M. Maxfield dated January 25, 2002.
*10.7	Employment Agreement among Opinion Research Corporation, ORC ProTel Inc., and Ruth R. Wolf dated January 1, 1998 - Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K").
*10.8	Employment Agreement between Macro International Inc. and Michael T. Errecart dated May 20, 1999 - Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999.
*10.9	Employment Agreement among Opinion Research Corporation, ORC Consumer, Inc. and Terence W. Cotter dated August 31, 2000 - Incorporated by reference to Exhibit 10.1 to the 2000 8-K.
*10.10	Employment Agreement between Macro International Inc. and Lewis D. Eigen dated October 31, 2001 - Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
*10.11	1997 Stock Incentive Plan - Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.
*10.12	Amendment to the 1997 Stock Incentive Plan - Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the "2001 10-Q").
*10.13	Opinion Research Corporation Employee Stock Purchase Plan - Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 8, 2000.
*10.14	Opinion Research Corporation Stock Purchase Plan for Non-employee Directors and Designated Employees and Consultants - Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on September 25, 2000.

10.15 Lease Agreement dated May 24, 1993 between the Registrant and Computer Associates International, Inc. (for Princeton facility) - Incorporated by reference to Exhibit 10.16 to the Form S-1.

10.16 Lease dated August 27, 1993 between Carrollton Enterprises Associates Limited Partnership and Macro International, Inc. - Incorporated by reference to Exhibit 10.14 to the 1999 10-K.

10.17 Lease and Lease Addendum dated February 24, 1995 between North Bethesda Associates Limited Partnership and Social & Health Services, Ltd. - Incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 10-K").

10.18 First Amendment to Lease dated January 1, 1999 and Second Amendment to Lease dated September 15, 1999, between Bethesda Properties, L.L.C. and Social & Health Services, Ltd. - Incorporated by reference to Exhibit 10.16 to the 2000 10-K.

10.19 Asset Purchase Agreement dated August 31, 2000 among the Registrant, ORC Consumer Inc., C/J Research, Inc. and the Stockholders of C/J Research, Inc. - Incorporated by reference to Exhibit 2.1 to the 2000 8-K.

10.20 Stock Purchase Agreement dated October 31, 2000 among Macro International Inc., Opinion Research Corporation, and Lewis D. Eigen and Ramona E.F. Arnett - Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

10.21 Consent and Ninth Amendment to Credit Agreement dated February 10, 2003 among Opinion Research Corporation, ORC Inc., and Heller Financial, Inc.

10.22 Eighth Amendment to Credit Agreement dated September 29, 2002 among Opinion Research Corporation, ORC Inc., and Heller Financial, Inc. – Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 ("2002 10-Q")

10.23 Seventh Amendment to Credit Agreement dated March 19, 2002 among Opinion Research Corporation, ORC Inc., and Heller Financial, Inc.

10.24 Sixth Amendment to Credit Agreement and Amendment to Security Documents dated November 30, 2001 between Opinion Research Corporation and ORC Inc., and Heller Financial, Inc.

10.25	Waiver and Fifth Amendment to Credit Agreement dated October 4, 2001 among Opinion Research Corporation, ORC Inc., and Heller Financial, Inc. - Incorporated by reference to Exhibit 10.1 to the 2001 10-Q.
10.26	Fourth Amendment to Credit Agreement dated October 1, 2001 among Opinion Research Corporation, ORC Inc., and Heller Financial, Inc.
10.27	Third Amendment to Credit Agreement dated December 18, 2000 between Opinion Research Corporation and ORC Inc., and Heller Financial, Inc.
10.28	Credit Agreement dated May 26, 1999 among Opinion Research Corporation, ORC Inc., and Heller Financial, Inc. - Incorporated by reference to Exhibit 10.1 to the 1999 10-Q.
10.29	Security Agreement dated May 26, 1999 among Opinion Research Corporation, ORC Inc., and Heller Financial, Inc. - Incorporated by reference to Exhibit 10.2 to the 1999 10-Q.
10.30	Fourth Amendment to Investment Agreement dated February 12, 2003 between Opinion Research Corporation and Allied Capital Corporation and Allied Investment Corporation.
10.31	Third Amendment to Investment Agreement dated September 29, 2002 between Opinion Research Corporation and Allied Capital Corporation and Allied Investment Corporation. – Incorporated by reference to Exhibit 10.5 to the 1999 10-Q.
10.32	Second Amendment to Investment Agreement dated March 19, 2002 between Opinion Research Corporation and Allied Capital Corporation and Allied Investment Corporation.
10.33	Investment Agreement dated May 26, 1999 among Opinion Research Corporation, Allied Investment Corporation, and Allied Capital Corporation. - Incorporated by reference to Exhibit 10.5 to the 1999 10-Q.
10.34	Allonge to Debenture for $9.5 million dated February 11, 2003 issued by Opinion Research Corporation to Allied Capital Corporation.
10.35	Allonge to Debenture for $5.5 million dated February 11, 2003 issued by Opinion Research Corporation to Allied Investment Corporation.

10.36 Subordinated Debenture for $9.5 million dated May 26, 1999 issued by Opinion Research Corporation to Allied Capital Corporation - Incorporated by reference to Exhibit 10.7 to the 1999 10-Q.

10.37 Subordinated Debenture for $5.5 million dated May 26, 1999 issued by Opinion Research Corporation to Allied Investment Corporation - Incorporated by reference to Exhibit 10.8 to the 1999 10-Q.

10.38 Registration Rights Agreement dated May 26, 1999 among Opinion Research Corporation, Allied Capital Corporation and Allied Investment Corporation - Incorporated by reference to Exhibit 10.9 to the 1999 10-Q.

10.39 Amendment No.1 to Registration Rights Agreement dated September 1, 2000 among Opinion Research Corporation, Allied Capital Corporation and Allied Investment Corporation - Incorporated by reference to Exhibit 10.12 to the 2000 8-K.

10.40 Common Stock Warrant Issued by Opinion Research Corporation to Allied Capital Corporation dated May 26, 1999 - Incorporated by reference to Exhibit 10.10 to the 1999 10-Q.

10.41 Common Stock Warrant Issued by Opinion Research Corporation to Allied Investment Corporation dated May 26, 1999 - Incorporated by reference to Exhibit 10.11 to the 1999 10-Q.

10.42 Purchase Agreement dated September 1, 2000 among Opinion Research Corporation, LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. - Incorporated by reference to Exhibit 10.5 to the 2000 8-K.

10.43 Registration Rights Agreement dated September 1, 2000 among Opinion Research Corporation, LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. - Incorporated by reference to Exhibit 10.6 to the 2000 8-K.

10.44 Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners, L.P. dated September 1, 2000 - Incorporated by reference to Exhibit 10.7 to the 2000 8-K.

10.45 Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners Parallel, L.P. dated September 1, 2000 - Incorporated by reference to Exhibit 10.8 to the 2000 8-K.

10.46	Anti-Dilution Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners, L.P. dated September 1, 2000 - Incorporated by reference to Exhibit 10.9 to the 2000 8-K.
10.47	Anti-Dilution Common Stock Warrant Issued by Opinion Research Corporation to LLR Equity Partners Parallel, L.P. dated September 1, 2000 - Incorporated by reference to Exhibit 10.10 to the 2000 8-K.
21	Subsidiaries of the Registrant.
23	Consent of Ernst & Young LLP.

---

* Constitutes a compensatory plan or arrangement required to be filed as an exhibit to this report

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPINION RESEARCH CORPORATION

By: /s/ John F. Short
John F. Short, Chairman

Dated: March 21, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 21, 2003 by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title
/s/ John F. Short John F. Short	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ Douglas L. Cox Douglas L. Cox	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Dale J. Florio Dale J. Florio	Director
/s/ John J. Gavin John J. Gavin	Director
/s/ Stephen A. Greyser Stephen A. Greyser	Director
/s/ Seth J. Lehr Seth J. Lehr	Director
/s/ Frank J. Quirk Frank J. Quirk	Executive Vice President and Director
/s/ Lenard B. Tessler Lenard B. Tessler	Director

CERTIFICATION

I, John F. Short, Chairman, CEO and President of Opinion Research Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Opinion Research Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

Signed: /s/ John F. Short
Name: John F. Short
Title: Chairman, CEO and President

CERTIFICATION

I, Douglas L. Cox, Executive Vice President and Chief Financial Officer of Opinion Research Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Opinion Research Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 21, 2003

Signed: /s/ Douglas L. Cox
Name: Douglas L. Cox
Title: Executive Vice President and Chief Financial Officer

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Opinion Research Corporation (the "Company") on Form 10-K for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John F. Short, Chairman, CEO and President of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 21, 2003 Signed: /s/ John F. Short
Name: John F. Short
Title: Chairman, CEO and President

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Opinion Research Corporation (the "Company") on Form 10-K for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas L. Cox, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 21, 2003

Signed: /s/ Douglas L. Cox
Name: Douglas L. Cox
Title: Executive Vice President and Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders
Opinion Research Corporation

We have audited the accompanying consolidated balance sheets of Opinion Research Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Opinion Research Corporation and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

/s/ ERNST & YOUNG LLP

MetroPark, New Jersey
February 11, 2003

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2002	December 31, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,549	$ 2,355
Accounts receivable:		
Billed	21,936	24,729
Unbilled services	13,480	13,255
	35,416	37,984
Less: allowance for doubtful accounts	348	284
	35,068	37,700
Prepaid and other current assets	3,151	2,575
Total current assets	40,768	42,630
Property and equipment, net	8,549	9,777
Intangibles, net	1,230	3,532
Goodwill	48,577	53,144
Other assets	3,312	3,833
	$ 102,436	$ 112,916
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 5,501	$ 4,232
Accrued expenses	11,490	9,897
Deferred revenues	2,090	4,397
Short-term borrowings	6,000	4,500
Other current liabilities	954	1,751
Total current liabilities	26,035	24,777
Long-term debt	40,866	50,913
Other liabilities	720	893
Redeemable Equity:		
Preferred stock:		
Series B - 10 shares designated, issued and outstanding, aggregate liquidation value of $100	-	-
Series C - 588,229 shares designated, none issued or outstanding	-	-
Common stock, 1,176,458 shares issued and outstanding	8,900	8,900
Stockholders' Equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized:		
Series A - 10,000 shares designated, none issued or outstanding	-	-
Common stock, $.01 par value, 20,000,000 shares authorized in 2002 and 10,000,000 shares authorized in 2001, 4,879,813 shares issued and 4,830,991 outstanding in 2002, and 4,722,605 shares issued and 4,673,783 outstanding in 2001	49	47
Additional paid-in capital	19,302	18,581
Retained earnings	6,938	9,851
Treasury stock, at cost, 48,822 shares in 2002 and 2001	(261)	(261)
Accumulated other comprehensive loss	(113)	(785)
Total stockholders' equity	25,915	27,433
	$ 102,436	$ 112,916

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2002	**2001**	**2000**
Revenues	$ 175,260	$ 176,909	$ 160,909
Cost of revenues	120,705	121,525	105,975
Gross profit	54,555	55,384	54,934
Selling, general and administrative expenses	39,736	38,128	36,004
Depreciation and amortization	4,596	8,431	7,278
Goodwill impairment charge	5,938	-	-
Operating income	4,285	8,825	11,652
Interest and other non-operating expenses, net	4,784	5,413	5,681
Income (loss) before provision for income taxes and cumulative effect of accounting change	(499)	3,412	5,971
Provision for income taxes	2,122	1,796	2,667
Income (loss) before cumulative effect of accounting change	(2,621)	1,616	3,304
Cumulative effect of accounting change, net of tax benefit of $0	(292)	-	-
Net income (loss)	$ (2,913)	$ 1,616	$ 3,304
Basic earnings per share:			
Income (loss) before cumulative effect of accounting change	$ (0.44)	$ 0.28	$ 0.70
Cumulative effect of accounting change	(0.05)	-	-
Net income (loss)	$ (0.49)	$ 0.28	$ 0.70
Diluted earnings per share:			
Income (loss) before cumulative effect of accounting change	$ (0.44)	$ 0.27	$ 0.65
Cumulative effect of accounting change	(0.05)	-	-
Net income (loss)	$ (0.49)	$ 0.27	$ 0.65
Weighted average common shares outstanding:			
Basic	5,948,797	5,762,383	4,691,859
Diluted	5,948,797	5,991,566	5,053,217

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock		Total stockholders' equity
	Shares	Amount				Shares	Amount	
Balance, December 31, 1999	4,293	43	15,475	4,931	(70)	38	(186)	20,193
Comprehensive income:								
Net income	-	-	-	3,304	-	-	-	3,304
Other comprehensive income:								
Foreign currency translation adjustments	-	-	-	-	(537)	-	-	(537)
Comprehensive income								2,767
Exercise of stock options	37	-	168	-	-	-	-	168
Issuance of capital stock and warrants	145	2	1,830	-	-	-	-	1,832
Balance, December 31, 2000	4,475	45	17,473	8,235	(607)	38	(186)	24,960
Comprehensive income:								
Net income	-	-	-	1,616	-	-	-	1,616
Other comprehensive income:								
Foreign currency translation adjustments	-	-	-	-	(178)	-	-	(178)
Comprehensive income								1,438
Exercise of stock options	13	-	29	-	-	-	-	29
Issuance of capital stock and warrants	235	2	1,079					1,081
Treasury shares purchased	-	-	-	-	-	11	(75)	(75)
Balance, December 31, 2001	4,723	47	18,581	9,851	(785)	49	(261)	27,433
Comprehensive loss:								
Net loss	-	-	-	(2,913)	-	-	-	(2,913)
Other comprehensive loss:								
Foreign currency translation adjustments	-	-	-	-	672	-	-	672
Comprehensive loss								(2,241)
Exercise of stock options	7	-	27	-	-	-	-	27
Issuance of capital stock	150	2	694	-	-	-	-	696
Balance, December 31, 2002	4,880	$ 49	$ 19,302	$ 6,938	$ (113)	49	$ (261)	$ 25,915

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2002	**2001**	**2000**
Cash flows from operating activities:			
Net income (loss)	$ (2,913)	$ 1,616	$ 3,304
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	4,596	8,431	7,278
Goodwill impairment charge	5,938	-	-
Cumulative effect of accounting change	292	-	-
Loss (gain) on disposal of fixed assets	65	(3)	63
Provision for doubtful accounts	57	38	-
Amortization of original issue discount included in interest expense	127	109	95
Amortization of loan fees	655	385	315
Deferred income taxes	(324)	(688)	(964)
Changes in operating assets and liabilities, net of effects from acquisitions,			
Billed accounts receivable	3,230	2,372	(2,710)
Unbilled services	(105)	888	(1,582)
Other assets	(319)	(692)	(58)
Accounts payable	1,159	(494)	(21)
Accrued expenses	1,392	(1,567)	4,980
Deferred revenues	(2,397)	(414)	1,244
Other liabilities	(958)	(631)	(941)
Net cash provided by operating activities	10,495	9,350	11,003
Cash flows from investing activities:			
Payments for acquisitions, net of cash acquired	(46)	(10,851)	(19,344)
Proceeds from the sale of fixed assets	4	30	-
Capital expenditures	(2,334)	(3,934)	(4,440)
Net cash used in investing activities	(2,376)	(14,755)	(23,784)
Cash flows from financing activities:			
Borrowings under line-of-credit agreement	28,059	31,514	31,233
Repayments under line-of-credit agreement	(32,233)	(24,975)	(24,836)
Repayments of notes payable	(4,500)	(3,000)	(2,051)
Repayments under capital lease arrangements	(27)	(21)	(22)
Redemption of acquisition stock options	-	-	(2,000)
Proceeds from issuance of capital stock, warrants, and options	723	1,035	10,900
Net cash provided by (used in) financing activities	(7,978)	4,553	13,224
Effect of exchange rate changes on cash and cash equivalents	53	(28)	(16)
Increase (decrease) in cash and cash equivalents	194	(880)	427
Cash and cash equivalents at beginning of period	2,355	3,235	2,808
Cash and cash equivalents at end of period	$ 2,549	$ 2,355	$ 3,235

See notes to consolidated financial statements.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002
(in thousands, except share and per share amounts)

1. Summary of significant accounting policies

Nature of operations and basis of presentation

Opinion Research Corporation (the "Company" or "ORC") was established in 1938 to apply the principles of general public opinion polling to marketing issues facing America's largest companies. The Company has evolved to provide social research, market research, information services, marketing services, and telemarketing. The Company performs public sector primary research and provides information technology, communications, and other consulting services, primarily to agencies of the United States federal government and state and local governments. The Company also assists its commercial clients in the evaluation, monitoring and optimization of their marketing and sales efforts, addressing issues such as customer loyalty and retention, market demand and forecasting, and corporate image and competitive positioning. The majority of the Company's governmental projects are in the areas of health, education, and international aid. The Company's telemarketing services consist principally of outbound customer acquisition services.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions are eliminated upon consolidation.

Revenue recognition

The Company recognizes revenues on the percentage of completion method for its market research and social research segments, which relies on a periodic determination of the ratio of costs incurred to total estimated contract costs. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a project can be made. Recognized revenue and profit are subject to revisions as the project progresses to completion. Revisions in profit estimates are reflected in operations in the period in which the facts that give rise to the revision become known. These revisions could be material to the Company's results of operations. For the Company's teleservices business, revenues are recognized at the time services are performed.

Invoices to clients are generated in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each contract including deliverables, timetables and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenues and are classified as a current liability. The Company grants credit primarily to large companies and government agencies and performs periodic credit evaluations of its clients' financial condition. The Company does not generally require collateral. Credit losses relating to clients generally have been within management's expectations.

1. Summary of significant accounting policies (continued)

Revenue recognition (continued)

Reimbursements of out of pocket expenses are included in revenues with corresponding costs incurred by the Company included in costs of revenues.

Cash equivalents

The Company considers as cash equivalents all highly liquid debt instruments with a maturity of three months or less when purchased.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (3-10 years). Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Impairment of long-lived assets

The Company records impairment losses on long-lived assets used in operations or expected to be disposed when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Foreign currency translation

All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at the balance sheet date and revenues and expenses are translated using an average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income and are accumulated in stockholder's equity. Because cumulative translation adjustments are considered a component of permanently invested unremitted earnings of subsidiaries outside of the United States, no taxes are provided on such amounts.

Stock-based compensation

As permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee option plans.

1. Summary of significant accounting policies (continued)

Stock-based compensation (continued)

Under APB 25, no compensation expense is recognized at the time of the option grant if the exercise price of the employee stock option is fixed and equals or exceeds the fair market value of the underlying common stock on the date of grant and the number of shares to be issued pursuant to the exercise of such options are known and fixed at the grant date.

If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and earnings per share would have been adjusted to the pro forma amounts indicated in the table below:

	2002	2001	2000
Net income (loss) – as reported	($2,913)	$1,616	$3,304
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(582)	(423)	(468)
Net income (loss) – pro forma	($3,495)	$1,193	$2,836
Basic earnings (loss) per share – as reported	($.49)	$.28	$.70
Basic earnings (loss) per share – pro forma	($.59)	$.21	$.60
Diluted earnings (loss) per share - as reported	($.49)	$.27	$.65
Diluted earnings (loss) per share - pro forma	($.59)	$.20	$.56

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Expected stock price volatility	53.4%	62.9%	66.8%
Risk-free interest rate	3.8%	5.1%	6.3%
Expected life of options	7 years	7 years	7 years

The weighted average fair value of options granted during 2002, 2001, and 2000 was $3.32, $4.34 and $6.12 per share, respectively.

1. Summary of significant accounting policies (continued)

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not to be realized in future periods.

Computer software

In accordance with Statement of Position 98-1 ("SOP 98-1"), *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* issued by the American Institute of Certified Public Accountants, the Company has capitalized certain internal and external costs incurred to acquire or create internal use software. Capitalized costs are amortized over five years.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of stockholders' equity but are excluded from net income (loss). The Company's other comprehensive income (loss) is comprised of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency. Total accumulated other comprehensive income (loss) is displayed as a separate component of stockholders' equity in the accompanying consolidated balance sheets.

Goodwill and other intangible assets

The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. Under Statement 142, goodwill and intangible assets that have indefinite useful lives are no longer amortized. Statement 142 requires goodwill to be tested for impairment on an annual basis, or more frequently if certain indicators arise, using the guidance specifically provided. Furthermore, Statement 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. The Company uses comparable company analyses and discounted cash flow models to determine the fair value of its reporting units and whether any impairment of goodwill exists. See Note 3 for additional information regarding goodwill and other intangibles.

1. Summary of significant accounting policies (continued)

Earnings per share

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, *Earnings per Share*.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recent accounting pronouncements

In August 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*. That standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company adopted Statement 143 on January 1, 2003, and the adoption of Statement 143 will not have any material impact on the Company's results of operations, financial position or cash flows.

Effective January 1, 2002, the Company adopted FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The adoption of Statement 144 did not have an impact on the Company's results of operations, financial position or cash flows.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. Statement 148 amends Statement 123, *Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this Statement are effective for fiscal years ending after December 15, 2002 and have been incorporated into Note 1 to the consolidated financial statements.

3. Goodwill and other intangibles

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. Under Statement 142, goodwill and intangible assets that have indefinite useful lives are no longer amortized. Instead, Statement 142 requires such assets be reviewed for impairment annually, or more frequently if certain indicators arise, using the guidance specifically provided. Upon adoption at January 1, 2002, the Company reclassified assembled workforce intangible assets with an unamortized balance of $865 to Goodwill. During the year the Company identified other intangible assets with useful life that can no longer be determined. As a result, the Company reclassified $480 from other intangible assets to goodwill in the fourth quarter of 2002. The Company has also performed an initial transitional impairment testing and determined a goodwill impairment loss in the Company's Mexican subsidiary of $292, or $(0.05) per share. The charge has been reflected as a cumulative effect of a change in accounting principle.

The Company chose October 1 to conduct its annual impairment test. Under Statement 142, goodwill impairment occurs if the net book value of a reporting unit exceeds its estimated fair value. In October 2002, as part of its annual impairment test, the Company engaged an independent valuation firm to determine if there had been an impairment of the goodwill associated with the Company's U.S. market research business. The analysis performed by the independent valuation firm indicated that the recorded book value of the U.S. market research reporting unit exceeded its fair value, as determined by a weighting of comparable company analyses and discounted cash flow models. Upon completion of such assessment, the Company recorded a non-cash impairment charge of $5,938 to reduce the carrying value of goodwill in the U.S. market research reporting unit.

Management believes that the decline in the fair value of its U.S. market research business can be attributed to the following:

- A deterioration in general economic conditions during 2000 – 2002;
- An even greater decline in business to business market research activity;
- An expectation that recovery will be prolonged;

Management cannot provide assurance that an additional impairment charge will not be required in the future if the U.S. market research business does not recover as projected.

3. Goodwill and other intangibles (continued)

The following table presents a reconciliation of reported net income (loss) and earnings (loss) per share to adjusted net income (loss) and earnings (loss) per share, as if Statement 142 had been in effect for previously reported years:

	Years ended December 31,		
	2002	2001	2000
Net income (loss), as reported	$ (2,913)	$ 1,616	$ 3,304
Amortization of goodwill, net of tax	-	2,627	2,033
Amortization of workforce, net of tax	-	208	208
Net income (loss), as adjusted	(2,913)	$ 4,451	$ 5,545
Basic earnings (loss) per share, as reported	$ (0.49)	$ 0.28	$ 0.70
Amortization of goodwill, net of tax	-	0.46	0.43
Amortization of workforce, net of tax	-	0.03	0.04
Basic earnings (loss) per share, as adjusted	$ (0.49)	$ 0.77	$ 1.17
Diluted earnings (loss) per share, as reported	$ (0.49)	$ 0.27	$ 0.65
Amortization of goodwill, net of tax	-	0.44	0.40
Amortization of workforce, net of tax	-	0.03	0.04
Diluted earnings per share, as adjusted	$ (0.49)	$ 0.74	$ 1.09

The changes in the carrying value of goodwill as of December 31, 2002 are as follows:

	U.S. Market Research	U.K. Market Research	Teleservices	Social Research	Other	Consolidated
Balance at January 1, 2002	$14,441	$2,200	$15,530	$20,436	$537	$53,144
Assembled workforce and other intangible assets reclassified	480	113	-	752	-	1,345
Earn-out payments	-	-	-	-	46	46
Impairment loss	(5,938)	-	-	-	(292)	(6,230)
Foreign currency translation	-	243	-	-	29	272
Balance at December 31, 2002	$8,983	$2,556	$15,530	$21,188	$320	$48,577

3. Goodwill and other intangibles (continued)

The Company's intangible assets consist of the following:

	December 31,	
	2002	2001
Intangible assets subject to amortization:		
Customer lists	$ 3,705	$ 4,554
Non-competition agreements	1,533	1,484
Backlog	1,350	1,350
Assembled workforce	-	1,917
Other	497	458
	7,085	9,762
Accumulated amortization	(5,855)	(6,230)
	$ 1,230	$ 3,532

Amortization expense for other intangibles for the year ended December 31, 2002 and 2001 was $986 and $1,373, respectively. The prior year period includes approximately $346 of amortization related to assembled workforce that is no longer subject to amortization as discussed above. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

2003	$537
2004	312
2005	166
2006	15
2007	15

4. Acquisitions

On April 30, 1999, the Company completed the purchase of all outstanding shares of stock of Macro International Inc. ("Macro"). The purchase price was comprised of a $22,300 cash payment and approximately $1,010 of additional costs related to the acquisition. In addition, over the years 1999 through 2000, the sellers were eligible to earn up to an additional $8,700 of cash payments, contingent upon achieving certain agreed-upon operating milestones. Based upon Macro's operating results for period ended April 30, 2000 and 2001, additional payments of $3,200 and $5,500 were made to the sellers in 2000 and 2001, respectively.

4. Acquisitions (continued)

On August 31, 2000, the Company acquired substantially all of the assets of C/J Research, Inc. ("C/J"). The purchase price was comprised of a $9,225 cash payment and approximately $325 of additional costs related to the acquisition. The fair value of the net assets acquired was $637. Identifiable intangible assets valued at $1,300 are being amortized using the straight-line method over a period of five years. The excess consideration paid over the estimated fair value of net assets and identifiable intangible assets acquired in the amount of $7,613, has been recorded as goodwill and was amortized using the straight-line method over a period of twenty years prior to the adoption of Statement 142.

Pursuant to a Stock Purchase Agreement dated October 31, 2000, the Company, through its wholly owned subsidiary Macro, acquired all of the outstanding shares of stock of Social & Health Services, Ltd. ("SHS"), a communications and information management company based in Rockville, Maryland. The purchase price was comprised of $3,750 in cash, 144,990 shares of the Company's common stock valued at $1,000, and approximately $180 of other acquisition related costs. The fair value of the net assets acquired was $2,340. Identifiable intangible assets valued at $594 are being amortized using the straight-line method over a period of five years. The excess consideration paid over the estimated fair value of net assets and identifiable intangible assets acquired in the amount of $1,996, has been recorded as goodwill and was amortized using the straight-line method over a period of twenty years prior to the adoption of Statement 142.

The unaudited pro forma results of operations for the year ended December 31, 2000 which assumes the consummation of C/J and SHS purchases as of January 1, 2000, are as follows:

	2000
Revenues	$180,173
Net income	$4,276
Net income per share:	
Basic	$0.76
Diluted	$0.72

The pro forma net income includes adjustment for amortization of goodwill and identifiable intangible assets, adjustment of interest expense, and the related income tax effects of such adjustments.

5. Accounts Receivable

Accounts receivable consists of the following:

	December 31,	
	2002	2001
Billed receivables:		
U.S. governmental departments and agencies	$9,168	$11,160
Commercial clients & other	12,768	13,569
	21,936	24,729
Unbilled receivables:		
U.S. governmental departments and agencies	$9,772	$8,743
Commercial clients & other	3,708	4,512
	13,480	13,255
Accounts receivable, gross	$35,416	$37,984
Less: allowance for doubtful accounts	348	284
Accounts receivable, net	$35,068	$37,700

One client in the Company's social research business constituted 11% of net billed receivable for the year ended December 31, 2002. No single client constituted more than 10% of net billed receivable at December 31, 2001.

6. Property and equipment

Property and equipment consists of the following:

	December 31,	
	2002	2001
Leasehold improvements	$4,104	$3,863
Computer equipment and software	13,087	16,881
Furniture, fixtures, and equipment	5,569	6,693
Equipment under capital lease obligations	154	139
	22,914	27,576
Less accumulated depreciation and amortization	14,365	17,799
Property and equipment, net	$8,549	$9,777

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was $3,610, $3,671, and $3,626, respectively.

7. Income taxes

For financial reporting purposes, income (loss) before income taxes and cumulative effect of accounting change consists of the following:

	Year Ended December 31,		
	2002	2001	2000
United States	($978)	$3,497	$6,044
Foreign	479	(85)	(73)
	($499)	$3,412	$5,971

The provision (benefit) for income taxes, excluding amounts related to cumulative effect of accounting change, consists of the following:

	Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$821	$1,662	$2,898
State	1,256	610	593
Foreign	218	212	140
Total current	$2,295	2,484	3,631
Deferred:			
Federal	(238)	(308)	(732)
State	23	(380)	(212)
Foreign	42	-	(20)
Total deferred	(173)	(688)	(964)
	$2,122	$1,796	$2,667

The difference between tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes and cumulative effect of accounting change is as follows:

7. Income taxes (continued)

	Year Ended December 31,		
	2002	2001	2000
Statutory rate applied to pre-tax income (loss)	($170)	$1,160	$2,030
Add (deduct):			
State income taxes, net of federal benefit	526	403	391
State deferred taxes	41	-	-
State NOL benefit	(313)	-	-
Foreign rate differential	93	-	-
Foreign operating losses for which a tax benefit has not been recorded	34	42	70
Effect of impairment and non-deductible goodwill amortization	2,019	449	362
Effect of other non-deductible expenses	73	58	44
Tax credits	(165)	(160)	(165)
Other	(16)	(156)	(65)
	$2,122	$1,796	$2,667

The Company's deferred tax liabilities and assets consist of the following temporary differences:

	December 31,	
	2002	2001
Deferred tax liabilities:		
Fixed assets	($255)	-
Intangibles	(744)	(641)
Other	(427)	(598)
Total deferred tax liabilities	(1,426)	(1,239)
Deferred tax assets:		
Reserves for doubtful accounts	104	87
Fixed assets	-	98
Intangibles	607	472
Compensation	651	624
Accrued expenses	301	253
Other	695	313
Total deferred tax assets	2,358	1,847
Net deferred tax assets (liabilities)	$932	$608

7. Income taxes (continued)

At December 31, 2002 and 2001, the Company has net current deferred tax assets in the amount of $562 and $439, respectively, which are reported in the balance sheet in prepaid and other current assets. At December 31, 2002 and 2001, the Company has net long-term deferred tax assets in the amount of $370 and $169, respectively, which are reported in the balance sheet in other non-current assets. Income taxes paid in the U.S. in 2002, 2001, and 2000 were $1,837, $3,205, and $3,166, respectively. Income taxes paid in the U.K. in 2002, 2001, and 2000 were $417, $114, and $0, respectively.

At December 31, 2002, unremitted earnings of foreign subsidiaries were approximately $286. Since it is the Company's intention to indefinitely reinvest these earnings, no U.S. taxes have been provided. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

8. Debt

Debt consists of the following:

	December 31,	
	2002	2001
Working capital facilities	$13,015	$17,189
Notes payable	33,851	38,224
Total debt	46,866	55,413
Less current maturities	6,000	4,500
Long-term portion	$40,866	$50,913

In May 1999, the Company entered into a credit agreement with a financial institution for a facility which provided $30,000 of term notes and up to $20,000 of revolving credit for a six-year term (the "Senior Facility"). The Senior Facility carried an interest rate at the discretion of the Company of either the financial institution's designated base rate plus 100 basis points or LIBOR plus 250 basis points for both revolving credit and term notes. The Senior Facility is secured by substantially all of the assets of the Company.

On October 4, 2001, the Company amended its Senior Facility increasing the amount available under the revolving credit to up to $24,000 and shortening the maturity for both the revolving credit and the term notes to June 1, 2004 from May 31, 2005 (the "October 2001 Amendment"). Additionally, the October 2001 Amendment provided for an increase in the interest rate to LIBOR plus 325 basis points or the financial institution's designated base rate plus 200 basis points.

8. Debt (continued)

On September 29, 2002, the Company further amended its credit facilities (the "September 2002 Amendment"), which, among other things, reduced the amount available under the revolving credit from $24,000 to $19,000 and amended certain near-term financial covenants to less restrictive amounts. As of December 31, 2002, the Company had approximately $5,985 of additional credit available under the amended facilities.

In conjunction with the September 2002 Amendment, the Company wrote off $77 unamortized loan fees and incurred additional costs of $55, which have been recorded as other long-term assets in the Company's consolidated financial statements and, together with the previously unamortized loan fees of $672, are being amortized over the remaining term of the facility.

In February 2003, the Company completed another amendment to its Senior Facility (the "February 2003 Amendment") which further reduced the amount available under the revolving credit from $19,000 to $16,500 and amended certain future covenants to be less restrictive. Additionally, the February 2003 Amendment provides for an increase in the interest rate by 50 basis points to LIBOR plus 375 basis points or the financial institution's designated base rate plus 250 basis points. Upon signing the February 2003 Amendment, the Company had approximately $4,100 of additional credit available under the newly amended facilities.

The Company's Senior Facility will mature on June 1, 2004 and as is customary, may be accelerated if the Company is unable to meet various financial covenants. The Company expects to renegotiate its credit facilities during 2003, extending their maturities, and expects to meet the financial covenant requirements.

In May 1999, the Company also issued $15,000 of subordinated debentures to a financial institution. In exchange for consideration received in connection with this debt, the Company also issued warrants to purchase a maximum of 437,029 shares of the Company's common stock at an exercise price of $5.422 per share. The warrants are exercisable from the date of issuance and expire in 2007. The subordinated financing has an eight-year term and an original coupon rate of 12%. In conjunction with the February 2003 Amendment, the Company also amended its subordinated debenture to increase the coupon rate from 12% to 12.5% and amended certain future covenants to be less restrictive. The carrying value of such debt, $14,351 at December 31, 2002, is included in notes payable in the previously presented debt table.

8. Debt (continued)

Aggregate maturities of debt for the years ending December 31 are as follows:

2003	$6,000
2004	26,515
2005	3,750
2006	7,500
2007	3,750
Thereafter	-

The Company paid interest of $3,971, $4,960, and $5,500 for the year ended December 31, 2002, 2001, and 2000, respectively.

9. Leases

Future minimum payments required under capital and operating leases that have non-cancelable lease terms in excess of one year are as follows:

	Capital Leases	Operating Leases
2003	$27	$8,707
2004	-	7,525
2005	-	5,862
2006	-	5,109
2007	-	1,873
Thereafter	-	2,729
Total minimum lease payments	$27	$31,806
Less amounts representing interest	1	
Capitalized lease obligations	$26	

At December 31, 2002, the current capital lease obligation of $26 was recorded in the balance sheet in other current liabilities. Rent expense under operating leases was $8,412, $7,935, and $6,006, for the years ended December 31, 2002, 2001 and 2000, respectively. Real estate taxes, insurance and maintenance expenses generally are obligations of the Company and, accordingly, are not included as part of rental payments. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on similar properties.

10. Benefit plans

The Company maintains a defined contribution pension and profit sharing plan covering substantially all domestic employees ("the ORC Plan") except for Macro and SHS, which maintained separate profit sharing and 401(k) plans (the "Macro Plans" and the "SHS Plans"). As of December 31, 2002, employees may contribute up to 25% of their annual salary but not to exceed the maximum allowable under the Internal Revenue Code. The respective Board of Directors may elect to match employees' contributions or contribute to the profit sharing plan. The ORC Plan assets included 159,625 and 161,625 shares of common stock of the Company as of December 31, 2002 and 2001, respectively. The Company contributed $421, $341, and $200 to the ORC Plan in 2002, 2001, and 2000, respectively. Under the Macro Plans, the Company contributed $1,900, $1,300, and $1,593 in 2002, 2001 and 2000, respectively. Under the SHS Plans, the Company contributed $377 and $365 in 2002 and 2001, respectively.

11. Redeemable equity

On July 19, 2001, guidance was issued in EITF Topic No. D-98, *Classification and Measurement of Redeemable Securities*, which requires securities with redemption features, including those that become exercisable only upon a change-in-control, be classified outside of permanent equity. As described in the paragraphs below, certain of the Company's equity instruments purchased by LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. (collectively, "LLR") on September 1, 2000 contain such change-in-control redemption rights.

Pursuant to the terms of a September 1, 2000 Purchase Agreement, the Company sold and LLR purchased in a private placement (i) 1,176,458 shares of the Company's Common Stock, (ii) 10 shares of the Series B Preferred Stock, and (iii) warrants to purchase 740,500 shares of the Company's Common Stock at an exercise price of $12.00 per share, for aggregate gross proceeds of $10 million. The warrants are exercisable from the date of issuance and expire in 2010. If the Company sells shares of Common Stock in the future at a per share price below $8.50, the exercise price of the warrants would be proportionately reduced and certain contingent warrants issued to LLR at an exercise price of $.01 per share become exercisable.

The holders of Series B Preferred Stock are entitled to nominate and elect two directors to the Company's Board of Directors. The holders of the Series B Preferred Stock are not entitled to receive dividends. In the event of liquidation, each share of the Series B Preferred Stock is entitled to a liquidation preference of $10.00 per share. The Company may redeem the outstanding shares of Series B Preferred Stock at any time LLR's shareholdings fall below 10% of the Company's outstanding common shares, at a per share amount equal to the greater of the fair market value or the liquidation preference.

11. Redeemable equity (continued)

At any time after the fifth anniversary of the closing, LLR may exchange each share of Common Stock for one-half of a share of the Company's Series C Preferred Stock. After conversion, the holders of Series C Preferred Stock are entitled to receive cumulative quarterly cash dividends at an annual rate of $2.04 per share. In the event of liquidation, each share of the Series C Preferred Stock is entitled to a liquidation preference of $17.00 per share plus all accrued and unpaid dividends. Each share of Series C Preferred Stock is convertible at all times into two shares of Common Stock.

The holders of Series C Preferred Stock are entitled to vote on all matters before the common holders, as a single class with the Common Stock, on an as if converted basis. Additionally, holders of Series C Preferred Stock as a class, may also nominate and elect two additional directors to the Company's Board of Directors, subject to LLR maintaining certain specified ownership percentages.

In the event of (i) the sale of substantially all of the assets of the Company, (ii) any consolidation or merger of the Company into another corporation or entity in which the stockholders of the Company immediately prior to such transaction hold less than 50% of the Company's voting power immediately after such transaction, or (iii) any transactions in which in excess of 50% of the Company's voting power is transferred to one or more affiliated persons, the holders of the Series B Preferred Stock and the Series C Preferred Stock may require the Company to redeem such securities at their liquidation preferences of $10.00 and $17.00 per share, respectively. Because such redemption features are not solely within the control of the Company, the Series B Preferred Stock and the 1,176,458 shares of Common Stock held by LLR (which may be exchanged into shares of Series C Preferred Stock), have been presented outside of stockholders' equity in the Company's consolidated balance sheets.

The 1,176,458 shares of Common Stock held by LLR are carried at their aggregate fair value at issuance of $8.9 million, and no changes will be made to such carrying value until a change-in-control of the Company is probable. Finally, because the rights to exchange shares of Common Stock into shares of Series C Preferred Stock may not be transferred by LLR to any parties other than affiliates of LLR, these rights will terminate upon any resale or transfer of the 1,176,458 LLR common shares to an unaffiliated entity. Accordingly, upon the occurrence of any such resale or transfer, the Company will reclassify a pro-rata portion of the carrying value of the LLR Common Stock into stockholders' equity.

The Company may call, solely at its discretion, the outstanding shares of Series C Preferred Stock at any time at a per share amount equal to the greater of the fair market value or the liquidation preference multiplied by 25% per annum, compounded annually from September 30, 2000, plus any accrued but unpaid dividends per share.

12. Stock options

The Company maintains a 1997 Stock Incentive Plan, which provides for the grant of up to 1,625,000 options to purchase common stock to directors and key employees of the Company. The exercise price of options granted to employees under this plan is at least equal to the fair market value of the stock on the date of grant; stock options are exercisable for seven years. Options granted under this plan are vested equally over a three-year period.

Under the 1997 Stock Incentive Plan as amended, each Non-employee Director is granted options to acquire the "formula number" of shares of common stock on January 2nd of each year. The option exercise price for these options is equal to the fair market value of the underlying shares on the date of the grant.

These options become exercisable on the first anniversary of the date of grant provided the Non-employee Director is a member of the Board of Directors on that date. The options granted under this provision are non-qualified stock options.

For 2002, 2001 and 2000, all outside directors were granted the "formula number" of 5,000 shares. In addition, each director who chaired a committee was granted options to purchase an additional 5,000 shares of the Company's common stock.

Non-employee Directors' options terminate seven years from the date of grant or the first anniversary after the optionee ceases to serve as a member of the Board of Directors for any reason. Any options of a Non-employee Director that are not exercisable when he or she ceases to serve as a member of the Board of Directors will terminate as of the termination of the Non-employee Director's service on the Board of Directors.

Stock option transactions were as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding Balance at December 31, 1999	954,792	$5.55
2000		
Granted	264,000	$8.75
Canceled	(76,859)	$6.18
Exercised	(118,300)	$5.01
Outstanding Balance at December 31, 2000	1,023,633	$6.39

12. Stock options (continued)

(continued from previous table)	Number of Shares	Weighted Average Exercise Price
2001		
Granted	124,000	$6.49
Canceled	(26,224)	$7.01
Exercised	(39,500)	$5.06
Outstanding Balance at December 31, 2001	1,081,909	$6.43
2002		
Granted	140,578	$5.70
Canceled	(106,015)	$5.77
Exercised	(16,500)	$5.38
Outstanding Balance at December 31, 2002	1,099,972	$6.54

In December 1997, 200,000 non-plan options were granted to three senior executives. These non-plan options were issued with an exercise price equal to the market value of the stock at the date of grant. As of December 31, 2002, 110,000 of the December 1997 non-plan options were issued and outstanding. In January 2000, an additional 90,000 non-plan options were granted to a senior executive and were outstanding as of December 31, 2002. All such non-plan options have a vesting period of three years and a life of seven years. All non-plan options are included in the previously presented option table.

Options exercisable at December 31, 2002, 2001, and 2000 were 837,560, 785,410 and 705,399, respectively. Exercise prices for options outstanding as of December 31, 2002 for the plan ranged from $3.63 to $8.875 per share. The weighted average remaining term of the outstanding options is 3.13 years. As of December 31, 2002, there were 432,145 shares available for grant under the 1997 Stock Incentive Plan.

The Company has 1,442,529 warrants issued and outstanding with a weighted average exercise price of $8.79 as of December 31, 2002 and 2001. These warrants are immediately exercisable.

At December 31, 2002, the Company has reserved an aggregate of 4,167,529 shares of common stock for issuance upon the exercise or conversion of all outstanding securities and the purchase of common stock under various stock purchase plans (see Note 13).

13. Stock purchase plans

In May 2001, the Company's stockholders approved the adoption of the Opinion Research Corporation Employee Stock Purchase Plan (the "Qualified Plan"), the Opinion Research Corporation Stock Purchase Plan for Non-employee Directors and Designated Employees and Consultants (the "Non-Qualified Plan"), and the ORC Holdings, Ltd. Employee Share Ownership Plan (the "U.K. Plan"). The Company has reserved, under the Qualified Plan, Non-Qualified Plan and the U.K. Plan, 500,000, 200,000 and 200,000 shares, respectively, of the Company's common stock for future issuance. These plans allow eligible employees, non-employee directors, and consultants who meet certain qualifications to purchase the Company's common stock at 85% of the lower of the fair market value at the beginning or end of each offering period. The following table summarizes the shares issued under the various plans for the year ended December 31, 2002 and 2001, respectively:

	December 31,	
	2002	2001
Qualified Plan	110,315	142,767
Non-Qualified Plan	30,187	63,664
U.K. Plan	9,615	8,380

As of December 31, 2002, approximately 246,918, 106,149, and 182,005 shares remained available for future issuance under the Qualified Plan, Non-Qualified Plan, and the U.K. Plan, respectively.

14. Split-dollar life insurance

The Company has entered into an agreement with a trust established in the name of an officer of the Company. Under the agreement, the Company pays certain premiums on the life insurance policy on the officer, to which the trust is the beneficiary. The Company has been assigned certain rights to the assets of the trust as collateral for the premium paid on this life insurance policy. The amount paid by the Company for the premiums on this policy was $46 for years ended December 31, 2002, 2001, and 2000.

The cumulative premiums paid of $324 are recorded in other assets in the accompanying consolidated balance sheets. In the event the policy is terminated, the officer has guaranteed the repayment of the amount due from his trust, and has pledged certain of his personal assets to the Company to collateralize such guarantee.

OPINION RESEARCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. Segments

The Company identifies its segments based on the Company's geographic locations and industries in which the Company operates. The Company currently has four reportable segments: U.S. Market Research, U.K. Market Research, Teleservices, and Social Research. The Company measures segment profits as operating profit, which is defined as income before interest and other non-operating expenses and income taxes. Information on segments and a reconciliation to the consolidated total, are as follows:

	U.S. Market Research	U.K. Market Research	Teleservices	Social Research	Total Segments	Other	Consolidated
Year Ended December 31, 2002:							
Revenues from external customers	$33,008	$18,988	$15,596	$105,464	$173,056	$2,204	$175,260
Depreciation and amortization	1,612	480	806	1,568	3,015	130	4,596
Goodwill impairment charge	5,938	-	-	-	5,938	-	5,938
Operating income (loss)	(9,059)	604	2,408	10,266	4,219	66	4,285
Interest and other non-operating expenses, net						4,784	4,784
Income (loss) before income taxes and cumulative effect of accounting change							($499)
Total assets	$19,272	$9,801	$19,427	$51,056	$99,556	$2,880	$102,436
Capital expenditures	$773	$220	$381	$885	$2,259	$75	$2,334
Year Ended December 31, 2001:							
Revenues from external customers	$41,271	$18,369	$18,466	$95,302	$173,408	$3,501	$176,909
Depreciation and amortization	2,427	721	2,164	2,954	8,266	165	8,431
Operating income (loss)	(1,214)	935	2,401	7,357	9,479	(654)	8,825
Interest and other non-operating expenses, net						5,413	5,413
Income before income taxes							$3,412
Total assets	$30,348	$9,597	$20,220	$49,692	$109,857	$3,059	$112,916
Capital expenditures	$1,515	$297	$461	$1,474	$3,747	$187	$3,934
Year Ended December 31, 2000:							
Revenues from external customers	$37,807	$16,956	$19,744	$83,011	$157,518	$3,391	$160,909
Depreciation and amortization	2,047	736	1,873	2,469	7,125	153	7,278
Operating income (loss)	1,500	727	2,851	6,664	11,742	(90)	11,652
Interest and other non-operating expenses, net						5,681	5,681
Income before income taxes							$5,971
Total assets	$33,565	$9,369	$22,564	$48,010	$113,508	$2,449	$115,957
Capital expenditures	$1,573	$297	$651	$1,744	$4,265	$175	$4,440

15. Segments (continued)

International long-lived assets are $4,927, $5,264 and $5,746 in 2002, 2001, and 2000, respectively. In 2002, 2001 and 2000, revenues from one customer of the Company's Social Research segment represented $18,670, $18,980 and $21,623 of the Company's total revenues, respectively. Revenues in the "Other" category were generated from the Company's Asia and Mexico operations. As these segments are not significant, results are not presented separately.

16. Net income (loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Years Ended December 31,		
	2002	2001	2000
Income (loss) before cumulative effect of accounting change	($2,621)	$1,616	$3,304
Cumulative effect of accounting change	(292)	-	-
Net income (loss)	($2,913)	$1,616	$3,304
Weighted average shares outstanding:			
Basic	5,949	5,762	4,692
Effect of dilutive potential common shares	-	230	361
Diluted	5,949	5,992	5,053
Net income (loss) per common share – basic:			
Income (loss) before cumulative effect of accounting change	($.44)	$.28	$.70
Cumulative effect of accounting change	(.05)	-	-
Net income (loss) per common share – basic	($.49)	$.28	$.70
Net income (loss) per common share – diluted:			
Income (loss) before cumulative effect of accounting change	($.44)	$.27	$.65
Cumulative effect of accounting change	(.05)	-	-
Net income (loss) per common share – diluted	($.49)	$.27	$.65

Options and warrants to purchase 94,328 shares of common stock have not been included in the computation of diluted net income (loss) per share for the year ended December 31, 2002 as their effect would have been anti-dilutive.

17. Selected quarterly financial information (unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2002				
Revenues	$44,691	$43,341	$44,777	$42,451
Gross profit	$13,734	$13,394	$14,120	$13,307
Goodwill impairment charge	($5,938)			
Income (loss) before cumulative effect of accounting change	($5,278)	$891	$977	$789
Cumulative effect of accounting change	-	-	-	($292)
Net income (loss)	($5,278)	$891	$977	$497
Income (loss) before cumulative effect of accounting change per common share:				
Basic	($.88)	$.15	$.16	$.13
Diluted	($.88)	$.15	$.16	$.08
Net income (loss) per common share:				
Basic	($.88)	$.15	$.16	$.13
Diluted	($.88)	$.15	$.16	$.08
Weighted average shares outstanding:				
Basic	6,007	5,971	5,939	5,896
Diluted	6,007	6,019	6,121	6,004
2001				
Revenues	$43,972	$41,943	$45,159	$45,835
Gross profit	$13,209	$13,042	$14,148	$14,985
Net income	$188	$5	$354	$1,069
Net income per common share:				
Basic	$0.03	$0.00	$0.06	$0.19
Diluted	$0.03	$0.00	$0.06	$0.18
Weighted average shares outstanding:				
Basic	5,842	5,795	5,742	5,668
Diluted	5,901	5,977	6,105	5,981

18. Interest rate instruments

At December 31, 2000, the Company had an interest rate cap agreement outstanding for a notional amount of $3,000. This agreement expired in January 2001. The Company does not currently utilize any interest rate derivative financial instruments.

19. Joint Venture

The Company entered into a joint venture agreement during 2001 for the purpose of developing new research-based products. In 2002, the Company contributed $1,085 in services and cash and, since inception, has contributed an aggregate of $1,155. All amounts funded to date have been expensed except for an investment of $79 in the joint venture which is included in other current assets in the Company's consolidated balance sheet.

Schedule II - Valuation and Qualifying Accounts

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

(in Thousands of Dollars)

Rule 12-09. Valuation and Qualifying Accounts

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts - describe	Deductions - describe		Balance at end of period
Year ended December 31, 2002:						
Deducted from asset account:						
Allowance for Doubtful Accounts	$ 284	$ 211		$ 147	(1)	$ 348
Accumulated Amortization:						
Goodwill	10,519	-		10,519	(4)	-
Intangible Assets	6,231	986		1,362	(5)	5,855
Totals	$ 17,034	$ 1,197		$ 12,028		$ 6,203
Year ended December 31, 2001:						
Deducted from asset account:						
Allowance for Doubtful Accounts	$ 246	$ 148		$ 110	(1)	$ 284
Accumulated Amortization:						
Goodwill	7,131	3,388				10,519
Intangible Assets	4,853	1,378				6,231
Totals	$ 12,230	$ 4,914		$ 110		$ 17,034
Year ended December 31, 2000:						
Deducted from asset account:						
Allowance for Doubtful Accounts	$ 259	$ -		$ 13	(1)	$ 246
Accumulated Amortization:						
Capitalized Production Costs	1,076	-		1,076	(2)	-
Goodwill	4,657	2,604		130	(3)	7,131
Intangible Assets	3,805	1,048				4,853
Totals	$ 9,797	$ 3,652		$ 1,219		$ 12,230

(1) Uncollectible accounts written-off

(2) Fully amortized asset written-off

(3) Adjustment of original goodwill amount for certain acquisitions

(4) Per Statement 142, "Goodwill and Other Intangible Assets", effective January 1, 2003, goodwill is no longer amortized. Accordingly, the accumulated amortization has been netted against the goodwill amount.

(5) Amount was written-off due to reclassification of workforce and unidentifiable intangibles to goodwill per Statement 142.

BOARD OF DIRECTORS

John F. Short
Chairman, Chief Executive Officer
& President
Opinion Research Corporation

James A. Bulvanoski
Independent Director

Dale J. Florio
Independent Director
Co-founder
Princeton Public Affairs Group

John J. Gavin
Independent Director
President & Chief Operating Officer
Right Management Consultants, Inc.

Stephen A. Greyser, D.B.A.
Independent Director
Richard P. Chapman Professor
(Marketing/Communications)
Emeritus
Harvard Business School

Seth J. Lehr
Independent Director
Founding Partner
LLR Equity Partners, L.P.

Frank J. Quirk
Chief Executive Officer
ORC Macro

Lenard B. Tessler
Independent Director
Managing Director
Cerberus Capital Management, L.P.

WORLDWIDE MANAGING BOARD

John F. Short
Chairman, Chief Executive Officer
& President
Opinion Research Corporation

James C. Burke
Chief Human Resource Officer
Opinion Research Corporation

Richard I. Cornelius
Deputy Managing Director
ORC International UK

Douglas L. Cox
Chief Financial Officer & Secretary
Opinion Research Corporation

Kevin P. Croke
Director of Finance
Opinion Research Corporation

Michael T. Errecart, Ph.D.
President
ORC Macro

James C. Fink, Ph.D.
Vice Chairman
Chief Executive Officer
Worldwide Marketing Research
Opinion Research Corporation

Greg N. Mahnke, Ph.D.
Executive Vice President
ORC Macro
Managing Director
Information Services
ORC International US

Nigel P. Maxfield, Ph.D.
Managing Director
ORC International UK

Gerard J. Miodus
Executive Vice President
Managing Director
Research Services
ORC International US

Frank J. Quirk
Chief Executive Officer
ORC Macro

Jeffrey T. Resnick
President
Global Business Ventures
Opinion Research Corporation

Allen E. Wolf
President
ORC ProTel

Ruth R. Wolf
Chief Executive Officer
ORC ProTel

OPINION RESEARCH CORPORATION WORLDWIDE OFFICES

Worldwide Headquarters
P.O. Box 183
Princeton, NJ 08542
800-444-4672/908-281-5100
Fax: 908-281-5103

23 Orchard Road, Suite 1
Skillman, NJ 08558
800-444-4672
Fax: 908-281-5103

In the Americas:

Arlington Heights
ORC International
3150 Salt Creek Lane, Suite 111
Arlington Heights, IL 60005
847-253-1100
Fax: 847-253-1587

Atlanta
ORC Macro
3 Corporate Square NE
Suite 370
Atlanta, GA 30329
404-321-3211
Fax: 404-321-3688

Bethesda
ORC Macro
7315 Wisconsin Avenue
Suite 400W
Bethesda, MD 20814
301-657-3070
Fax: 301-657-3862

Burlington
ORC Macro
126 College Street
Burlington, VT 05401
802-863-9600
Fax: 802-863-8974

Calverton
ORC Macro
11785 Beltsville Drive
Calverton, MD 20705
301-572-0200
Fax: 301-572-0999

Columbia
ORC Macro
7079 Oakland Mills Road
Columbia, MD 21046
301-854-0603
Fax: 410-290-3279

Dayton
ORC ProTel
40 West 4th Street
6th Floor
Dayton, OH 45402
Phone: 937-223-1701
Fax: 937-223-2090

Lansing
ORC ProTel
17213 Continental Drive
Lansing, IL 60438
708-418-0600
Fax: 708-418-7457

Los Angeles
ORC Macro
1680 North Vine Street
Suite 724
Los Angeles, CA 90028
323-463-6852
Fax: 323-463-9492

Mexico City
ORC International
AV. Insurgentes Sur No. 1971
Torre III, Piso 11
Col. Guadalupe Inn
Mexico, D.F.
C.P. 01020
52-55-56617707
Fax: 52-55-56617572

New York
ORC Macro
116 John Street
Suite 800
New York, NY 10038
212-941-5555
Fax: 212-941-7031

Plattsburgh
ORC Macro
130 Arizona Avenue
Suite 1500
Plattsburgh, NY 12903
518-566-9822
Fax: 518-566-9825

Princeton
ORC International
P.O. Box 183
Princeton, NJ 08542
23 Orchard Road, Suite 1
Skillman, NJ 08558
800-444-4672/908-281-5100
Fax: 908-281-5103

Reno
ORC International
1170 Financial Boulevard
Suite 500
Reno, NV 89502
775-337-1000
Fax: 775-688-3788

Rockville
ORC Macro
11426 Rockville Pike
Suite 100
Rockville, MD 20852
301-770-5800
Fax: 301-468-7394

St. Albans
ORC Macro
40 Kingman Street
St. Albans, VT 05478
800-277-1357
Fax: 800-277-1358

OPINION RESEARCH CORPORATION WORLDWIDE OFFICES

In the Americas (continued):

St. John
ORC ProTel
3306 Brown Rd.
St. John, MO 63114
314-426-1842
Fax: 314-426-6585

Tampa
ORC International
7887 Bryan Dairy Road
Suite 210
Largo, FL 33777
727-549-2000
Fax: 727-549-1231

Toledo
ORC International
571 Longbow Drive
Maumee, OH 43537
419-893-0029
Fax: 419-893-1977

Topeka
ORC ProTel
2111 SW Chelsea Drive
Topeka, KS 66614
785-272-6888
Fax: 785-272-7659

Tucson
ORC International
7820 East Broadway Boulevard
Suite 130
Tucson, AZ 85710
520-733-2600
Fax: 520-733-2676

In Europe:

London
ORC International
Angel Corner House
1 Islington High Street
London, England
N1 9AH
020-7675-1000
Fax: 020-7675-1900

European Information Centre
361-373 City Road
London, England
EC1V 1JJ
020-7675-1000
Fax: 020-7833-8976

Manchester
ORC International
5th Floor City Point
701 Chester Road
Stretford Manchester, England
M32 ORW
0161-877-6781
Fax: 0161-872-3997

In Asia:

Hong Kong
ORC International
1602 Ming An Plaza I
8 Sunning Road
Causeway Bay, Hong Kong
852-2882-3042
Fax: 852-2882-4515

Seoul
ORC International
4 Floor, Lutheran Building
7-20 Shincheon Dong
Songpa Gu
Seoul, 138-240 Korea
82-2-539-7981
Fax: 82-2-539-7984

Shanghai
ORC International
Shanghai International
Equatorial Hotel
Office Block, Unit #409, 4th Floor
65 Yan'an Road (W)
Shanghai, China
Phone: 86-21-3214 0791
and 86-21-3214 0792
Fax: 86-21-6249 2970

Taipei
ORC International
12F-1205, Golden Tower,
88 Section 2
Chung Hsiao East Road
Taipei, 100
Taiwan
886-2-2358-1066
Fax: 886-2-2358-1376

CORPORATE INFORMATION

Auditors
Ernst & Young LLP
MetroPark
99 Wood Avenue South
Iselin, NJ 08830

General Counsel
Wolf, Block, Schorr and
Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103

Stock Transfer Agent and Registrant
StockTrans, Inc.
7 East Lancaster Avenue
Ardmore, PA 19003

Investor Contact
Douglas L. Cox
Chief Financial Officer
Opinion Research Corporation
P.O. Box 183
Princeton, NJ 08542
(908) 281-3474

COMMON STOCK INFORMATION

The Company's Common Stock is currently quoted on the Nasdaq National Market under the symbol "ORCI". Prior to August 2001, the Company's Common Stock was traded on the American Stock Exchange under the symbol "OPI". The table below sets forth the high and low prices for the Company's Common Stock (the "Common Stock") for each of the four quarters of 2002 and 2001:

	High	Low
2002		
Fourth Quarter	$ 6.150	$ 4.660
Third Quarter	6.000	4.700
Second Quarter	6.550	5.470
First Quarter	6.800	5.000
2001		
Fourth Quarter	$ 6.640	$ 2.890
Third Quarter	6.910	5.250
Second Quarter	7.600	6.100
First Quarter	7.700	4.875

The closing price of the Common Stock on February 26, 2003 was $5.04 per share. As of February 26, 2003, the Company had 86 holders of record of the Common Stock (approximately 694 beneficial stockholders).

Dividends

The Company has not paid any dividends on the Common Stock. The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying dividends on the Common Stock in the foreseeable future.




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Worldwide Headquarters P.O. Box 183 • Princeton, New Jersey • 908-281-5100 • 908-281-5103 fax